AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 2006
REGISTRATION NO. 333-124440

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM SB-2/A

POST-EFFECTIVE AMENDMENT NO. 1
TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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AT&S HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

NEVADA	7359	22-047244
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3505 MANCHESTER TRAFFICWAY
KANSAS CITY, MISSOURI 64129
(816) 765-7771

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

RICHARD G. HONAN
CHAIRMAN
3505 MANCHESTER TRAFFICWAY
KANSAS CITY, MISSOURI 64129
(816) 765-7771

(Name, address, including zip code, and telephone number, including area code, of agent for service)
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COPIES TO:

WILLIAM M. SCHUTTE
POLSINELLI SHALTON WELTE SUELTHAUS PC
6201 COLLEGE BLVD., SUITE 500
OVERLAND PARK, KANSAS 66211
(913) 451-8788
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Approximate date of commencement of proposed sale to public:
As soon as practicable after this registration statement becomes effective.

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If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective date registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
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PROSPECTUS
AT&S HOLDINGS, INC.
$5,000,000 of Subordinated Notes

We are offering up to $5,000,000 in aggregate principal amount of our subordinated notes on a continuous basis. We are not a bank or similar financial institution and the notes will not be insured against loss by the FDIC or any governmental or private agency. Our notes will be unsecured and will be subordinate to our existing indebtedness and any indebtedness we may incur in the future. The notes will be non-negotiable and cannot be transferred without our consent. Accordingly, no trading market will develop for the notes. There is no minimum amount of notes offered that need be sold and no escrow account. The notes will be sold on a best efforts basis, with no guarantee that we will sell any of the notes. This offering is not underwritten and no broker-dealers are involved in the sale of the notes. The notes will only be offered by our directors, officers, and selected employees who will not be compensated for such services. Proceeds received from the sale of the notes will be deposited directly into our general operating account. The offering will terminate on May 13, 2007, unless terminated earlier at our discretion.

                           Series 2005

                                Principal Amount            $5,000,000

                                Issue Date                Upon acceptance of subscription

                                Interest Rates (1)             Fixed at issue date

                                Maturity Dates (1)            36-59 months, 60-84 months or 85-120 months

                                Price (2)                $1,000 or more in additional increments of $1,000

                                Net Proceeds (3)             $4,700,000

(1) You will select the maturity of the note (in months) from the date ranges at the time you subscribe to purchase the note. Interest rates will be determined based on the maturity you select as follows:

	Interest rate for Principal Balances of
Maturity selected	$1,000 to $9,000	$10,000 to $24,000	$25,000 Or Greater
36-59 months	5.25%	5.50%	5.75%
60-84 months	8.00%	8.50%	8.75%
85-120 months	9.00%	9.50%	9.75%

We may, from time to time, change interest rates in supplements to this prospectus. However, any such change will not affect the interest rates of any notes purchased prior to the effective date of the change.

(2) Notes will be offered at face amount in a denomination of $1,000 or more in additional increments of $1,000.

(3) We estimate that approximately $300,000 (assuming $5,000,000 of notes are sold) will be expended by us for expenses and fees in making this offering. A $1,000 note, less expenses incurred by us for this offering, will yield proceeds to us of $940 (assuming $5,000,000 of notes are sold). Assuming a nominal amount of notes are sold (estimated at 10% of the maximum), the net proceeds to us would be approximately $350,000 (net of $150,000 of expenses and fees of the offering), which would yield proceeds per note of $700.

An investment in the notes involves a great deal of risk. Before you purchase any notes, be sure you understand these risks. See “Risk Factors” beginning on page 4 of this prospectus for a discussion of certain of these risks.Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Contact:
AT&S Holdings, Inc.
3505 Manchester Trafficway
Kansas City, MO 64129
(816) 765-7771 or
(888) 765-7771

This Prospectus is dated June 2, 2006.

(This page has been left blank intentionally.)

PROSPECTUS SUMMARY

Our Company

This summary highlights selected information and does not contain all of the information that may be important to you. You should carefully read this prospectus, any related prospectus supplement and the documents we have referred you to in “Where You Can Find More Information” for information about us. In this prospectus, references to “AT&S,” the “Company,” “we,” “us” and “our” refer to AT&S Holdings, Inc., a Nevada corporation, and our subsidiary American Trailer & Storage, Inc., a Missouri corporation (“American Trailer”).

We began operations in May 1994. On December 26, 2003, we re-organized into a holding company structure with American Trailer being the operating company. We provide portable, temporary storage and transportation solutions to a broad range of industrial and commercial customers in the midwestern United States, through our rental fleet of over 1,800 portable storage and trailer units. Approximately 73% of our revenue is generated through renting and leasing storage containers (predominantly consisting of shipping containers that meet International Organization for Standardization (ISO) standards for ocean-going shipping containers) and semi-trailers. Fourteen percent of our revenue is generated through the sale of such equipment, and the remaining 13% is generated through ancillary services such as trucking fees (delivery and pick-up of our equipment) and maintenance fees. During 2005, approximately 36% of our revenue was generated by trucking industry customers, 16% from retail industry customers, 10% from wholesale-distribution industry customers, 7% from construction industry customers and 6% from business services industry customers. The remaining 25% was generated from customers in 71 other industries, none of which generates greater than 3% of our revenues. Our principal offices are located at 3505 Manchester Trafficway, Kansas City, MO 64129. Our telephone number is (816) 765-7771 or (888) 765-7771. Our website is located at www.americantrailerandstorage.com; however information on our website does not constitute part of this prospectus.

The Offering
Securities Offered……………………	We are offering up to $5,000,000 in aggregate principal amount of our subordinated notes. There is no required minimum amount of the notes to be sold.
Offering price per note………...……	The notes will be offered at face amount in denominations of $1,000 or more in additional increments of $1,000.
Offering period………………....……	The notes will be offered until May 13, 2007 unless earlier terminated.
Net proceeds to us……………………	Assuming all notes being offered are sold, our net proceeds will be approximately $4,700,000 after payment of expenses of the offering.

Summary Financial Data

The following table summarizes the financial data of our business. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. Summary financial information derived from our consolidated financial statements included elsewhere in this prospectus for December 31, 2005 and 2004 is as follows:

Balance Sheet information:	December 31, 2005 (audited)	December 31, 2004 (audited)	December 31, 2003 (audited)
Property and equipment, net	$3,551,417	$3,374,682	$2,752,314
Total assets	4,629,206	4,097,836	3,512,397
Total liabilities	3,512,076	3,345,081	2,887,799
Total stockholders’ equity	1,117,130	$752,755	$624,598

Income Statement Information:	Year ended December 31, 2005 (audited)	Year ended December 31, 2004 (audited)	Year ended December 31, 2003 (audited)
Revenues	$4,086,560	$3,175,983	$2,888,452
Operating income	546,620	356,857	560,626
Net income	$314,375	$128,157	$122,607

RISK FACTORS

Our operations and your investment in the notes are subject to a number of risks, including but not limited to those described below. If any of the adverse events or circumstances described below actually occurs, our business, financial condition or operating results and our ability to pay interest and principal on the notes could be materially adversely affected.

Risks Specific to Our Business

Additional competition may decrease our profitability, which would adversely affect our ability to repay the notes.

The portable storage business is highly competitive. The Company competes and potentially competes with a variety of companies, many of which have significantly larger rental fleets and significantly greater financial resources, marketing resources, personnel and business diversity. Management is aware of similar entrepreneurial and publicly-traded companies, both national and regional, that compete directly with the Company. We estimate that approximately 20 companies rent portable storage equipment in the Kansas City market, with approximately 12 companies competing in the Saint Louis market. In both of these core markets, at least one competitor has substantially greater market share than we have. Further, the barriers to entry in the industry are relatively low, and from time to time new competitors will likely enter our markets. In such a competitive business, we may face pressure to reduce our rental rates or our sales prices in order to maintain or increase our client base. Any failure to maintain competitive pricing could result in significant declines in our business volume. Conversely, any reduction in pricing could result in reduced gross margins and could harm the Company’s net revenue and results of operations if not offset by an increase in business volume. Further, increased competition in our industry could increase demand for purchase of storage containers and trailers, which could increase our costs in purchasing units for rental or resale. These competitive pressures may negatively impact our profitability and impair our ability to pay interest and principal on the notes.

We are a company with a high amount of debt; therefore fluctuations in interest rates could increase our interest cost, decrease our profitability and limit our ability to pay interest and principal on the notes.

Our operations are capital intensive and we operate with a high amount of debt relative to our size. Our high amount of debt makes us vulnerable to increases in prevailing interest rates. Increases in interest rates will increase our overall interest costs and impact our ability to meet our obligations on the notes.

A slowdown in the economy could reduce demand from our customers, which would negatively impact our profitability and impair our ability to pay interest and principal on the notes.

The majority of our customers are in the retail, construction and trucking industries. These industries tend to be cyclical and particularly susceptible to slowdowns in the overall economy. If an economic slowdown occurs, particularly in our core markets of Kansas City and St. Louis, we are likely to experience less demand for rental and sales of our products. We depend heavily on our retail customers, therefore a significant and/or prolonged downturn in the retail industry would result in us losing substantial revenue and increase risk of accounts receivable bad debt losses. We would likely incur substantial operating losses depending on the length and severity of the downturn. Management believes these conditions would be a very serious concern and, if they occur, ultimately could lead to our inability to pay interest and principal on the notes.

Our operations are subject to seasonal fluctuations, which could result in cash flow deficiencies during periods of the year.

Demand for rental of our portable storage units is stronger from September through December because large retailers need to store more inventory for the holiday season. Our retail customers usually return rental units to us early in the following year. As a result, we experience lower rental fleet utilization rates during the first quarter of each year that may result in seasonal short-term cash flow deficiencies. Such deficiencies may adversely affect our ability to service our obligations under the notes.

Our cost of funds may be higher than our competition, which could have a substantial negative impact on our profitability or potentially cause us to incur financial losses that increase the likelihood that we may not be able to sustain our operations and impact our ability to pay interest and principal on the notes.

Our existing debt may carry higher interest rates than interest rates paid by other portable, temporary storage companies with better credit ratings than we have. As a result, we may be required to charge our customers higher monthly rentals than would be charged by a competitor whose cost of borrowing is lower than ours. Accordingly, we may operate at a competitive disadvantage relative to certain other renters of portable storage equipment and our profitability would be impacted negatively. Our competitors with greater available resources may challenge us in our current markets because of our significant level of debt relative to our size. Our management believes this could lead to decreases in revenue and/or gross margins due to pricing competition. If this situation were to occur, our ability to meet our obligations on the notes could be adversely affected.

Our profitability and future growth depend on our continued access to bank debt.

The profitability and growth of our business currently depends on our ability to access bank debt at competitive rates. While we believe that our relationship with our bank is good, we cannot guarantee that financing by this bank will be available in the future. If we are unable to renew or replace our current bank debt or find alternative financing at reasonable rates, we may be forced to liquidate. If we are forced to liquidate, there can be no assurance that we will be able to meet our obligations on the notes.

Our current debt agreements contain covenants and restrictions with which we must comply. Failure to comply could result in our lenders foreclosing on our assets so that we will not be able to pay interest and principal on the notes.

Under our current debt agreements with our lending facility, we must comply with a variety of covenants and restrictions. The more restrictive include the maintenance of minimum tangible net assets and interest coverage ratios. These covenants and restrictions could limit our ability to respond to market conditions and restrict our planned growth. Also, if we fail to comply with these covenants and restrictions, the lenders have the right to refuse to lend us additional funds, and they may require early payment of amounts owed to them. If this happens, we may be unable to fund our operations and we would have to scale back our rental activities. Furthermore, if we default, our lenders may foreclose on our assets. As a result, we may not have sufficient funds to pay outstanding interest and principal on the notes.

We are dependent on several key customers for a material portion of our revenues.

SST alone represented approximately 29% of our revenues for the year ended December 31, 2005 and 6% for 2004. Our second largest customer, Wal-Mart accounted for 10% of our revenue in 2005, 22% in 2004 and 27% in 2003. We are highly dependent on these customers for revenues, and therefore a material decrease in their business with us for any reason would immediately cause us to lose revenues and might lead to our failure if a large portion of these revenues are not replaced. We do not expect our largest customers to continue to represent such a significant share of our revenues. Indeed, SST rental demand is driven by its disaster relief activities and revenue from Wal-Mart has decreased on a year-to-year basis over the last three years as a result of its improved inventory management. If we are unable to replace business from our significant customers from year to year, our business would be negatively affected. The loss of or diminution of these businesses as customers or the inability to continually replace business from them and our other significant customers would require immediate and substantial overhead cost reductions together with the disposal of excess equipment to mitigate the effects and prevent failure of our business. There can be no assurance that we would be able to effectively respond to any such customer loss. Management views this risk as very significant and should management not immediately implement overhead cost reductions and equipment dispersals, we would not be able to meet our obligations.

We are dependent on third parties who lease us many of the containers and trailers we use to generate revenues in our business. These leases are generally short-term and we are subject to the risk we will be unable to continue to obtain containers and trailers from third party lessors on commercially practicable terms, if at all.

Although we own most of the containers and trailers (approximately 76%) we use in our business to generate revenue, a significant number of our units are instead leased by us from various third parties under short-term contracts. Our ability to continue to lease units from third parties on terms that permit us to in turn re-lease the units to our customers at a profit is critical to maintaining flexibility in our operations and overall profitability. Because we do not have long-term contractual commitments from any of our lessors, there can be no assurance that we will continue to be able to lease containers and trailers from third parties on commercially practicable terms, if at all. If we are not able to do so, our business could be materially and adversely impacted, increasing the risk that we will be unable to meet our obligations.

There is uncertainty and risk in the supply and price of used ocean-going containers and storage trailers, which are a key component of our product line. Either a severe shortage or oversupply of containers or trailers could impair our ability to pay interest and principal on the notes.

We purchase new and used ocean-going containers and storage trailers in order to expand our rental fleet. The availability of these containers and trailers depend in part on the level and balance of international trade (particularly between the U.S. and China) and overall demand for containers and trailers in the domestic and ocean cargo shipping business. When shipping increases, the availability of used ocean going containers and trailers for sale often decreases and the price of available containers and trailers increases. Conversely, an oversupply of used ocean-going containers and trailers may cause their prices to fall. Further, the cost and availability of containers may be dependent upon prices for steel, aluminum and other raw materials. We are always seeking to increase and/or upgrade our rental fleet; therefore our business is affected constantly by these market pressures. Severe price fluctuations in shipping containers and trailers could harm our ability to maintain an optimum inventory of containers and trailers to operate our business, and thus adversely impact our financial results and our ability to meet our obligations on the notes.

Loss of key personnel could adversely impact our operations.

We are a small company and we have only 17 employees. We are especially dependent upon the efforts on our behalf of Richard G. Honan and Richard G. Honan II, who are executive officers and members of the board of both AT&S and American Trailer. These key employees are thoroughly knowledgeable about our industry and every aspect of our business. It is very unlikely that they could be replaced by other persons of comparable expertise or commitment. Although each of these key employees is a party to an employment agreement with us, there can be no assurance that they will continue their efforts on our behalf as directors, officers or in any other capacity. If either of these key employees was to leave us, our ability to continue to successfully continue our business, and our ability to meet our obligations, would be adversely affected.

Our principal shareholder has loaned us substantial amounts to fund our operations and growth in the past and he may be unwilling or unable to continue to provide us such borrowings in the future. Further, he may be unwilling to continue to defer payments due on loans already made. We may not be able to obtain adequate outside financing to fund our operations or historical level of growth.

Our continued growth is dependent on the availability of financing to support increases in the size of our rental fleet. Since inception, we have supported our fleet expansion primarily with proceeds from the issuance of debt including borrowings from our principal stockholder. We cannot assure you that our future cash flow will be sufficient to fund our historical levels of growth or sustain current operations, nor can we assure you that our principal stockholder will agree or be able to provide us with funding in the future. Further, although he has in the past repeatedly agreed to defer repayment of loans owed to him, he is under no obligation to do so in the future. To the extent we need to obtain additional financing, we cannot assure you that any such financing will be obtained on terms satisfactory to us or at all. Management views this as a serious risk and believes we would incur substantial increases in debt service costs and likely fail in the event that our principal shareholder requests full payment of his indebtedness and we could not find new sources of borrowing with comparable/reasonable terms.

Changes in zoning laws restricting the use of storage units may adversely affect our profitability.

We are indirectly subject to local zoning laws regulating the use of our storage units. Most of our customers use our storage units on their own properties. Local zoning laws in certain markets prevent some customers from keeping storage units on their properties or only permit the containers if located out of sight from the street. Changes in local zoning laws in existing markets or prohibition of storage units by local zoning laws in prospective new markets could result in the closure of certain branches, depending on the specific locality of the law change. If customers of our largest branch (Kansas City) are significantly affected by such changes in zoning laws, our ability to pay interest and principal on the notes could be adversely affected.

We are subject to various laws and regulations that govern and impose liability for activities and operations which may have adverse environmental effects. Our noncompliance with these laws and regulations could have a material adverse effect on our profitability.

We are subject to federal, state and local regulations that govern and impose liability for our activities and operation which may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for hazardous substances or other wastes. Our operations may result in noncompliance with or liability for cleanup under these laws, regardless of our efforts to comply. In addition, the presence of hazardous substances, or failure to properly remediate any resulting contamination, may not allow us to sell, lease or operate our properties or to borrow money, using them as collateral. In addition, we may be subject to fines and other costs related to such events. We cannot assure you that such matters will not arise in the future. Management views a significant environmental liability as unlikely, but the potential magnitude of any such liability could be great and could adversely effect our profitability.

Risks Specific to the Notes Offered

The notes offered by this prospectus are not insured against loss by any third party, therefore investors can only depend on our earnings and assets for payment of interest and the repayment of principal.

Because the notes are not insured against loss by the FDIC or any governmental or private agency, you could lose your entire investment. An investor in the notes is dependent solely upon sources such as our earnings, proceeds from the sale of assets, our working capital and other sources of funds for repayment of principal at maturity and the ongoing payment of interest on the notes. If our sources of repayment are not adequate, we may be unable to pay the interest or repay the principal amount of notes at maturity and you could lose all or a part of your investment.

We are not required to set aside funds to repay the notes; therefore, investors can only depend on our continued cash flow for payment of interest and principal on the notes.

We do not contribute funds to a separate account, commonly known as a sinking fund, to repay the notes upon maturity. Because funds are not set aside periodically for the repayment of the notes over their term, note holders must rely on our cash flow from operations and other sources of financing for repayment, such as funds from bank loans and other credit facilities. To the extent cash flow from operations and other sources are not sufficient to repay the notes, you may lose all or a part of your investment.

Because the notes are not secured by any collateral, you are dependent upon our successful operations to service the interest and principal payments on the notes.

Substantially all of our assets have been pledged to our bank to secure our borrowings under our bank lending agreements. Accordingly, in the event of a default under our lending agreements, it is likely that our assets would be liquidated to repay our bank debt. Therefore, repayment of the notes is dependent on our continued successful operations. There can be no assurance that we will continue to operate successfully in the future.

Payment on the notes is subordinate to the payment of all our existing indebtedness and any future indebtedness we may incur, and the notes do not limit the amount of additional indebtedness we may incur.

The notes are subordinate in right of repayment to our other debt (see “Description of Notes” for definition) borrowed now, including the debt to our principal shareholder, and in the future. Upon the maturity of our indebtedness, by lapse of time, acceleration or otherwise, the holders of our other indebtedness have first right to receive payment in full prior to any payments being made to any note holders. Therefore, you would only be repaid if funds remain after the repayment of our other indebtedness. As of March 31, 2006 we had other debt of approximately $2,845,905.00, all of which is senior in right of payment to any notes issued at this time. There are no restrictions regarding the amount of indebtedness that we or American Trailer may incur.

Payment of interest and principal on the notes is effectively subordinate to the payment of the unsecured creditors of American Trailer.

Substantially all of our assets are held by our subsidiary, American Trailer. As a result, in the event of the liquidation of American Trailer, holders of preferred stock, if any, of American Trailer and the creditors of American Trailer would be paid prior to American Trailer distributing any amounts to us. While our bank lending agreements limit the amount of debt that American Trailer may incur, if American Trailer does not have sufficient funds to pay its debts, our ability to pay interest and principal on the notes would be impaired.

The notes do not contain extensive covenants to protect your investment in the notes.

The notes do not have the benefit of extensive covenants. The covenants in the notes are not designed to protect your investment if there is a material adverse change in our financial condition or results of operations. For example, the notes do not contain any restrictions on our ability to create or incur indebtedness or pay dividends or any financial covenants (such as a fixed charge coverage or minimum net worth covenants) to help ensure our ability to pay interest and principal on the notes. The notes do not contain provisions that permit note holders to require that we redeem the notes if there is a takeover, recapitalization or similar restructuring. In addition, the notes do not contain covenants specifically designed to protect note holders if we engage in a highly leveraged transaction.

Your ability to liquidate your investment in the notes is restricted; therefore investors cannot sell or transfer their notes under any conditions or circumstances prior to their maturity.

The notes offered are non-negotiable and are therefore not transferable without our prior written consent. Moreover, due to the lack of a market for our notes, you may be unable to liquidate your investment even if circumstances would otherwise warrant such a sale and if we permitted a transfer. Therefore you may lose all or part of your investment.

USE OF PROCEEDS

The following table sets forth the intended use of the proceeds of this offering (all dollar figures in thousands), assuming the sale of 10%, 50%, 75% and 100% of the $5,000,000 of notes being offered.

	Percentage of Notes Sold
DESCRIPTION --------------------------------------	10%	50%	75%	100%

Gross aggregate proceeds	$500	$2,500	$3,750	$5,000
Less: estimated offering expenses (2)	150	200	250	300

Net proceeds of offering	$350	$2,300	$3,500	$4,700
Use of proceeds:
Purchase equipment (1)	$300	$2,140	$3,250	$4,420
Marketing costs	50	160	250	280

Total (3)	$350	$2,300	$ 3,500	$4,700
	======	=====	======	====

(1) We intend to utilize available funds for expansion of our fleet through the acquisition of additional ocean-going containers and storage trailers through the purchase of individual pieces of equipment or acquisition of other portable storage companies and to fund marketing costs. There is no minimum amount of notes offered that need be sold.

(2) The expenses of the offering are estimated to be $300,000, which includes filing fees, legal fees and expenses, accounting fees and expenses, advertising and travel, printing and engraving expenses. If proceeds of the notes approximate 10% of the maximum (or $500,000), the estimated offering expenses are anticipated to be reduced to approximately $150,000 primarily by reducing advertising, travel, and printing costs.

(3) Pending the application of the net proceeds as described above, the net proceeds from this offering will be placed in interest bearing bank accounts or invested in debt securities not necessarily of investment grade, certificates of deposits or commercial paper.

PLAN OF DISTRIBUTION

The notes will be sold at face amount directly by us on a “best efforts” basis through certain of our officers, directors, and employees, Richard G. Honan, Richard G. Honan II, and Steven W. Schutte. These individuals will not receive any commission in connection with the sale of the notes, although we will reimburse them for expenses incurred in connection with the offer and sale of the notes. These individuals will be relying on, and complying with, Rule 3a4-1 of the Securities Exchange Act of 1934, as amended, as a “safe harbor” from registration as a broker-dealer in connection with the offer and sale of the notes. In the future, we may hire other employees who will offer the notes for sale. We may offer the notes by means of general advertising or solicitation. No sales commission, finder’s fee, or other compensation will be paid for notes sold by us.

In the event we engage a broker-dealer to participate in the sale of our notes, we will file a post-effective amendment to advise you of such arrangements and the costs associated with such transaction.

There is no minimum amount of notes offered that are required to be sold through this offering. Payment for the notes may be made by check or money order made payable to “AT&S Holdings, Inc.” and will be placed in our corporate checking account until the subscription is approved. You may purchase notes by completing and manually executing a subscription agreement and delivering it, with your payment for the full face amount of the notes you wish to purchase, to our offices. Your subscription shall not become effective until accepted by us and approved by our counsel.

Upon acceptance of a subscription for notes, we will issue the notes to the purchasers. We may continue to offer the notes until May 13, 2007, unless terminated earlier at our discretion. During the offering period no subscriber will be entitled to any refund of any subscription.

We intend to advertise the offering to potential purchasers and our officers will respond to potential investors’ questions and provide our prospectus to potential investors for their investment consideration. We will also respond to their questions limiting our responses to the information included in this prospectus.

FORWARD LOOKING STATEMENTS

We have used words in this prospectus such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and other similar expressions, which identify forward-looking statements. Actual results or circumstances could differ materially from those suggested by these forward-looking statements. These forward-looking statements are based largely on our expectations and are subject to a number of risks, such as those discussed in the section entitled “Risk Factors,” and uncertainties, including:

•	Our significant dependence on several key customers;

•	The highly competitive nature of our business;

•	The supply and price of used ocean-going containers and storage trailers;

•	Significant changes in interest rates;

•	Seasonal fluctuation in our business;

•	Our continued ability to access bank debt; and

•	Our dependence on third parties to lease us containers and trailers on favorable terms.

Many of these factors are beyond our control.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and the accompanying notes included elsewhere in this prospectus.
Overview

American Trailer was formed on May 15, 1994 under the laws of the State of Missouri under the name Financial Credit Corporation. Financial Credit Corporation conducted business under the fictitious names of Commercial Trailer and American Trailer & Storage. On December 9, 2003, the name was officially changed to American Trailer & Storage, Inc. American Trailer has been engaged solely in the business of renting and leasing storage containers and semi-trailers since inception and does not have any subsidiaries.

On December 31, 2003, we re-organized in a holding company structure. At that time AT&S became the parent of American Trailer. The Management’s Discussion and Analysis of Financial Condition and Results of Operations contained herein discusses the historical operations of American Trailer prior to December 31, 2003 and includes the consolidated financial information for American Trailer and AT&S thereafter.

We are a provider of portable storage and transportation solutions through our rental fleet of over 1,800 portable storage and transportation units through our subsidiary American Trailer. We currently have two branches and operate in Missouri, Kansas, Illinois, Nebraska and Iowa. We primarily concentrate on the Kansas City and St. Louis metropolitan regions and have phased out of actively competing in other markets to focus on these core regions.

Our rental equipment provides secure, accessible temporary storage and transportation for a diversified client base of over 600 customers in 76 different industries. Our customers use our products for a wide variety of storage and transportation applications, including the storage of retail and manufacturing inventory, protection of construction materials and equipment, handling peaks in shipping cycles and transporting material to and from customers’ or their construction job sites. Our largest customer, Satellite Specialized Transportation (“SST”), constituted 29% of our revenues in 2005 and 6% of our revenues in 2004. SST rents our equipment on a unit-by-unit, short-term basis. SST uses our equipment to haul cargo and freight long distances. In particular, SST has rented our equipment for transportation and storage of disaster relief supplies to victims of hurricanes and other disasters. In general, SST rents equipment for $500 per unit per month. We anticipate that SST will be our second largest customer after Wal-Mart for 2006 due to the continued large number of units rented to support the recent hurricane relief efforts.

Our second largest customer, Wal-Mart, accounted for 10% of our revenue in 2005, 22% in 2004 and 27% in 2003. Wal-Mart rents our storage equipment on a store-by-store, unit-by-unit, short-term basis. Rental and trucking (delivery and pick-up of storage equipment) rates vary by store location. No single store accounts for more than 5% of our revenues. In general, a Wal-Mart store rents equipment on a four-week minimum term for $90-$135 per four weeks, depending on the type of unit and the quantity of containers rented by the particular store. The store also pays delivery and pick-up charges between $75-$400 each way, depending on the distance of the store from our location. We believe that year-to-year reduction in revenues from Wal-Mart may be indicative of a trend resulting from improvements by Wal-Mart in its inventory management.

Aside from Wal-Mart, our other largest customers tend to vary significantly from year to year. Our third largest customer in 2005, Mobile Storage Group (“MSG”) accounted for 5% of our revenues that year and 9% of our revenues in 2004. MSG rents equipment from American Trailer and then re-rents the equipment to other companies, primarily in the retail industry. MSG rents our equipment on a unit-by-unit; short-term basis; rental and trucking rates vary by location of rental. No single MSG rental location constitutes more than 1% of our revenue. In general, MSG rents equipment on a four-week minimum term, to service their customers, for $90-$135 per four weeks, depending on the type of unit and the quantity of units rented at each location. MSG also pays delivery and pick-up charges between $75 and $400 each way, depending on the distance of the customer from one of our locations. Rental and trucking rates are quoted and confirmed at issuance of purchase order by MSG. Because MSG competes with our business, we do not necessarily expect them to remain a major customer every year. Our business with MSG is dependent on MSG being unable to meet its customers’ demand for storage units from within its own inventory and, thus, leasing from us to fill the shortfall.

We primarily obtain our portable storage units by purchasing new and used ocean-going containers and purchasing new and used trailers from the trucking industry. We offer a wide range of products in varying lengths and widths with an assortment of differentiated features such as security systems, multiple doors, electrical wiring and shelving. In addition to our rental operations, we sell new and used portable storage units and provide ancillary services. Although our primary business is rental of storage units and trailers, we sell units from time to time when the customer demand for purchase exists and we are able to sell at prices that exceed our cost of replacing the unit or where we have excess inventory.

Our primary revenue source is the rental and sale of portable storage and transportation units with our focus being on the rental rather than sale of such equipment.

As noted above, our discussion and analysis in this Prospectus contains forward-looking statements. In this Prospectus, we have used words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and other similar expressions, which identify forward-looking statements. Forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. We undertake no obligation to update any forward-looking statement. We provide the following discussion of risks and uncertainties relevant to our business. These are factors that we think could cause our actual results to differ materially from expected or historical results. We could also be adversely affected by other factors besides those listed here.

Year ended December 31, 2005 Compared to 2004

Total revenues approximated $4,087,000 in 2005. The increase of $911,000 over 2004 total revenues represents a 29% increase. Approximately 86% of total revenues was derived from equipment rental and related service revenues (delivery, pick-up, maintenance revenues, etc.). Approximately 14%, or $580,000, of total revenues was derived from the sale of equipment, compared to $413,000, or 13% of total revenues, in 2004. A significant increase in demand from our largest customer for over the road equipment used to haul disaster relief supplies and general increase in demand for our services from companies in varied industries are primarily responsible for the increase in rental and related revenues. In addition, a general increase in the demand for our equipment from customers in varied industries is responsible for the increase in equipment sales.

Equipment sales increased $166,000 in 2005 versus 2004 due to a concentrated effort to sell older, under-utilized equipment and a general increase in demand for our equipment from customers in varied industries. Rental revenues increased $733,000, or 33%, mainly the result of a sharp increase in demand from trucking industry customers of approximately 180%, a 45% increase in demand from construction industry customers, and a 10% increase in demand from companies from 71 other industries. Rental revenues from the retail and wholesale distribution industries declined by 34% and 11.0% respectively. Drayage (trucking) revenue decreased approximately $10,000, or 2%, from the previous year. This decline is primarily due to pricing pressures from customers in the retail and construction industries and the decline in rental revenues from the retail industry. Other revenues, which consist primarily of on-site equipment storage fees, repair charges for customer-damage to equipment, late fees, damage-waiver fees and property tax fees increased $22,000, or 25%, due primarily to an increase in demand for our services and equipment from the trucking and construction industries. We anticipate continued strong demand from varied industries, including trucking, construction and other varied industries. We also anticipate increased demand for our services and equipment from the retail industry.

Cost of sales for the twelve months ended December 31, 2005 totaled $1,955,000, an increase of 31%, as compared to the same period in 2004. Cost of sales represented 48% of total revenues in 2005 versus 47% in 2004. The cost of equipment sold increased due to the increase in total number of units sold and a general increase in cost of used containers purchased from the international shipping industry resulting from a decreased supply of used containers combined with a decreased supply of used semi-trailers available from the trucking industry resulting from increased business in the domestic shipping industry. Equipment rental expenses (comprised mainly of expenses related to rental of third party equipment and maintenance and repairs expenses not charged to customers), increased by $436,000, or 83% primarily due to an increase in the number of over-the-road semi-trailers we rented from third parties to support the increased demand from the trucking industry. Fleet maintenance expenses (included in “equipment rental” expense item) increased by approximately $125,000 due mainly to the increase in utilization of company-owned semi-trailers, which generally require more maintenance than containers. Fleet maintenance expenses mainly cover the expenses, not charged to our customers, to repair and maintain the rental fleet of containers and trailers. It is anticipated that fleet maintenance expense will increase as we continue purchasing more equipment in 2006 and work to improve the material condition of the equipment to our standards. Our three tractors did not require significant repairs in 2005. Depreciation expense increased by $28,000, or 10%, from 2004 due to an increase in the size of the rental fleet. Depreciation expenses will continue to increase as we continue to purchase equipment and expand our rental fleet. Drayage expenses decreased 13%, or $46,000, during the twelve months of 2005 versus 2004. This decrease is mainly due to our decision to conduct most of our deliveries and pick-ups with company owned assets and personnel. During 2005, we purchased two used semi-tractors and hired one additional driver. As a result, we are able to complete most of the trucking without having to use higher-cost, third party trucking companies. We expect our drayage expenses as a percentage of overall revenue to continue to decline. Maintenance expenses related to repairs charged to customers increased $13,000 or 56%, mainly a result of the increased demand for semi-trailers from the trucking industry. Gross profits increased by $449,000, or 27%, in 2005 versus 2004, representing 52% of total revenues. We anticipate that the gross margins will remain between 50 and 55% for 2006.

Operating expenses increased $260,000, or 20%, over 2004. Operating expenses represented 39% of total revenues in 2005 versus 42% in 2004. The primary reasons for the increase are an increased amount of personnel, an increase in salaries and commissions, health insurance, marketing, storage fees for equipment, property taxes, and bad debt expenses. Four additional personnel were hired to assist with operations (one operations manager in St. Louis and Kansas City each, one additional driver, and one equipment maintenance person), and one additional sales person. These five new employees represent a 42% increase in the total number of employees. We expect operating expenses to remain under 45% of total revenues for 2006, as we plan to increase the number of rental units in the fleet and the number of units on rent at any given time, without incrementally increasing operating expenses.

Interest expenses increased $26,000, or 5%, from 2004 to 2005 to $268,407. Interest expense constituted 7% of total revenues in 2005 versus 8% in 2004. This increase was primarily due to an increase in the balance of loans owed to our senior lender and an increase in interest rates on our lines of credit. We anticipate our interest expenses to increase as we expect to finance equipment purchases with bank financing. Continued increases in interest rates may also increase our interest expenses; however, these increases will likely be minimal compared to the increases due to increased balances owed as the majority of our balances have fixed interest rates. Other income was primarily the result of a one-time sales tax refund of $34,000.

We had a net income of $314,000 for the twelve-month period ended December 31, 2005 versus $128,000 in 2004. Net income represented 8% of total revenues for the period versus 4% of total revenues in 2004. The increase was mainly the result of increased revenues due to an increase in demand for our products and services from varied industries, especially the trucking industry, without incremental increases in operating and interest expenses. Because we have the support infrastructure in place in Kansas City and St. Louis capable of handling a larger fleet without much additional personnel or resources, we should be able to increase our operating margins by increasing revenues in Kansas City and St. Louis without marginally increasing expenses. We anticipate that positive income trends will continue for 2006.

Three months ended March 31, 2006 versus March 31, 2005

Our revenues totaled $1,181,137 for the three months ended March 31, 2006. The increase of $469,376 versus the same period in 2005 represents a 65.9% increase. Approximately 86.8%, of total revenues were derived from equipment rental and related service revenues (delivery, pick-up, maintenance revenues, etc.). Approximately 13.2%, or $156,011, of total revenues was derived from the sale of equipment, compared to $160,300, or 22.5% of total revenues during the same period in 2005. Revenues from equipment sales decreased during the period due to a general decrease in demand for equipment purchases from companies in varied industries.

We generated rental revenues of $865,404 during the three month period ending March 31, 2006 versus $426,447 during the same period in 2005. The increase in rental revenue of $438,957, or 102.9%, was a result of an increase in demand for our equipment, particularly from the trucking and construction industries, offsetting decreases in demand from the retail and wholesale distribution industries. Drayage (trucking) revenue decreased $14,644, or 13.3%, to $95,579 during the three-month period versus the previous year. This decrease is due to a decrease increase in the numbers of rentals requiring pick-up as more units stayed on rent compared to the previous period and a slight decrease in pricing of delivery and pick-up services. We anticipate that drayage rates will hold steady. Maintenance revenues increased $47,187 or 24.1% during the period due to the general increase in rental activity.

Other revenues, which consist primarily late fees, damage-waiver fees and property tax fees increased $2,165, or 24.1% due primarily to a general increase in rental activity, which increases ancillary revenues such as damage waiver and property tax fees.

Cost of sales for the three months ended March 31, 2006 totaled $581,225, an increase of 81.6%, as compared to the same period in 2005. Cost of sales represented 49.2% of total revenues for the period versus 44.9% during the same period 2005. The cost of equipment sold increased $10,730 or 13.39% due to the increase our cost to purchase equipment. Gross margins on equipment sales, as a result, decreased from 50.0% to 41.7% as we were not able to marginally increase our prices commensurate with our costs. We expect that availability of used trailers and containers will remain limited as the shipping industries continue to experience high demand. Equipment rental expense, which includes rent paid to third parties for equipment re-rented to our customers, and licensing and titling fees, increased by $236,121, or 315.9%, for the period. The increase was primarily due to the increase in number of over-the-road semi-trailers and over-the-road refrigerated semi-trailers rented from third parties and then rented to customers in the trucking industry versus the same period in 2005. We significantly increased the amount of trailers rented to one customer in particular, who is engaged in hauling cargo and disaster relief supplies to areas affected by the recent hurricanes. We expect the equipment rental expense to decline over the next six months as the need for trailers used in relief efforts of the 2005 hurricane season units diminishes. We will, however, continue to re-rent over-the-road equipment for customers when profitable opportunities present themselves. Maintenance expenses increased $3,195 or 64.4% during the period to $8,153. This increase is primarily the result of an increase in the number of owned and re-rented over-the-road semi-trailers in the fleet versus the same period in 2005 and turnover in rentals of semi-trailers, requiring additional maintenance to ensure rental worthiness for the new customers.

Depreciation expense increased $9,889, or 12.9%, due to an increase of owned units in the rental fleet. Depreciation expense will further increase as a result of purchasing more equipment as the fleet continues to grow. Drayage expenses increased $1,232, or 1.5% during the period due to an increase in fuel, but offset by a reduction in drayage expenses paid to third parties because of our increase in the number of owned delivery semi-tractors compared to 2005. Drayage expenses will likely increase during the upcoming 12 months due to rising fuel expenses. Our three semi-tractors do not typically require significant repair expenses.

Gross profits increased by $208,209, or 53.5%, during the three months ended March 31, 2006 versus 2005, representing 50.8% of total revenues and totaling $599,912. The increase in gross profits is mainly due to the increase in equipment rental revenue. As the availability of new and used shipping containers decreases, we should to be able to continue to command higher prices for our equipment, however, this will also cause us to pay higher prices for our equipment sold and additions to our rental fleet. We anticipate that our gross profit margin will be approximately 50% for the 12 months of 2006, as the third and fourth quarters typically has higher utilization and profitability.

Operating expenses increased $76,055, or 20.6%, during the three month period ended March 31, 2006 versus the same period in 2005. Operating expenses represented 37.7% of total revenues versus 51.8% for the same period in 2005. The increase is primarily due to increases in salaries, employee benefits including health insurance, and advertising. Depreciation expense (on non-revenue equipment) decreased by $8,370, or 38.1% due to a decrease in company automobiles. We expect operating expenses to be under 40% of total revenues for 2006, as the third and fourth quarters have historically seen increases in demand for rental equipment, without marginally increasing operating expenses.

Interest expense increased $1,882 or 3.2%, during the three months ended March 31, 2006 versus the same period in 2005 to $61,089. Interest expense constituted 5.17% of total revenues versus 8.32% during the same period in 2005. This increase is primarily due to an increase in the amount of our bank debt for purchases of new equipment and to an increase in subordinated debt. We expect interest expenses to increase as we expand our fleet through increases in borrowing and as interest rates continue to increase over the previous year.

We had a net income of $95,412 for the three-month period ended March 31, 2006 versus a net loss of $34,904 for the same period in 2005. This net income represents 8.1% of total revenues for the period versus a net loss of 4.9% of total revenues during the same period in 2005. The increase in net income is primarily attributable to the increase in rental revenues without marginal increases in expenses as described above. We anticipate a positive net income for 2006 as gross profits historically increase each quarter and operating expenses should not marginally increase.

Liquidity and Capital Resources

Growing our rental fleet is very capital intensive. The amount of capital needed is dependent on the number of units we plan to purchase in a given period to continue growth and on building the infrastructure to support such growth. Over the year, our fleet size has been steadily increasing in size as we focused on purchasing newer equipment and selling, older, non-utilized units. Purchases of new equipment and additional staff have primarily been funded through the issuance of subordinated debt to our principal owner and equipment financing on a collateralized basis.

A note payable to the majority shareholder had a balance of $309,264 at December 31, 2005 and $419,827 at December 31, 2004, and is subordinate to our bank loans. This note was originally due January 1, 2004 and then extended to January 1, 2005. On July 15, 2004, other loans to shareholder (which originally had due dates of August 15, 2004 and September 20, 2004) were combined with this loan, and the due date of the new loan, which required monthly payments of principal and interest, was February 15, 2008. This loan agreement was amended on March 15, 2005. The amended agreement required monthly payments of interest only and the principal amount was due April 15, 2006. That agreement was further amended on September 30, 2005 by changing the maturity date to April 15, 2007. Our majority shareholder also purchased 2005 series subordinated notes in 2005 totaling $45,000. Due to bank financing covenants, the principal owner cannot be repaid the balance of the subordinated notes if the total debt to net worth ratio exceeds the bank’s maximum limit after any such repayment.

Operating Activities: Cash provided by operating activities for the twelve-month period ended December 31, 2005 was approximately $489,000 compared to $376,000 during 2004. This increase was mainly due to an increase in revenues in 2005 over 2004. Cash provided by operating activities for the three month period ended March 31, 2006 was approximately $133,627 compared to $16,464 during the same period in 2005. The increase is primarily due to an increase in net earnings and a decrease in accounts and notes receivable.

Investing Activities: Net cash used by investing activities during the 2004 was approximately $388,000. This was the net result of the purchase of $924,000 of equipment and proceeds from the sale of equipment of $535,000. This compares to approximately $962,000 net cash used by investing activities during 2004 as a result of net purchase of equipment versus proceeds received from the sale of equipment, $1,271,000 versus $309,000 respectively. Net cash used by investing activities during the three month period ended March 31, 2006 was approximately $86,912. This was the net result of proceeds received from the sale of rental equipment versus the purchase, $105,161 versus $192,073 respectively. This compares to approximately $20,600 net cash provided by investing during the dame period in 2005 as a net result of proceeds received from the sale of equipment versus the purchase, $128,050 versus $107,450 respectively. We plan to continue selling non-utilized or under-utilized equipment and purchase more equipment to meet the demands of our customers. We anticipate that the purchase of new equipment will continue to outpace sales by approximately $200,000 during the remainder of 2006. We plan to continue selling non-utilized or under-utilized equipment and purchase more equipment to meet the demands of our customers and we anticipate that purchases will outpace sales of equipment in 2006.

Financing Activities: Net cash provided by financing activities was $89,000 during 2005 versus $400,000 in 2004. Approximately $822,000 provided from proceeds of new financing and $50,000 provided from the sale of common stock supplemented cash generated from operations to provide funds for the purchase of equipment. Approximately $783,000 was used to pay down principal of long-term senior and subordinated debt. Net cash provided by financing activities was $105,690 during the three month period ended March 31, 2006 versus $66,648 provided during the same period in 2005. $41,000 was provided from proceeds of new financing used to supplement the purchase of equipment from cash generated from operations. $133,440 was used to pay down principal of long-term senior and subordinated debt.

Banking Arrangements:

We have entered into a financing agreement with Bank of the West (formerly Commercial Federal Bank), Lee’s Summit, Missouri that refinanced substantially all of our senior debt and reduced our subordinated debt to our principal owner. The financing agreement provided us with three separate facilities, as follows:

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A term-loan aggregating $2,000,000 bearing a fixed interest rate of 6.19%, payable in monthly installments of $29,117 through April 2007. On January 5, 2004 this loan was converted to a line-of-credit bearing a fixed, annual interest rate of 6.19% payable monthly. Beginning on February 1, 2004, the available borrowing amount was reduced by $21,078 each month. On April 23, 2004 the outstanding balance of the equipment purchase line-of-credit, described below, was rolled into this line-of-credit and the monthly reduction in availability was modified. The balance on this line of credit was $2,130,010 as December 31, 2004. On March 30, 2005 (date of refinancing) the advances of $444,247 and additional borrowings in fiscal 2005 were also transferred to the reducing revolving line of credit. The original maturity date of the revolving line of credit was April 15, 2007 and was changed to March 30, 2008. The monthly payment was increased to $26,690 plus interest of 7.85%. On September 27, 2005 the interest rate was decreased to 7.00%. As of December 31, 2005, the balance on this line of credit was $2,166,276. As of March 13, 2006, $371,620 can be drawn on this reducing revolving line of credit.

•
An equipment purchase line-of-credit with a maximum borrowing amount of $500,000, which bears variable interest at prime plus .75% with an expiration date of April 15, 2004. On April 23, 2004, the balance ($490,505) of this line-of-credit was transferred to the reducing line-of-credit described above. On November 29, 2004 this line of credit was renewed through April 15, 2005 with a maximum of $650,000 availability. On March 30, 2005 the outstanding balance ($511,039.00) on this line of credit was transferred to the reducing line of credit as described above and was renewed with a maturity date of March 30, 2006. On September 27, 2005, the interest rate was changed to prime plus .25% effective September 1, 2005 and the maximum availability was increased to $750,000. The interest rate on this line of credit was 7.00% as of December 31, 2005. There were advances of $516,704 on this line of credit at December 30, 2005. As of March 13, 2006, $165,229 can be drawn on this line of credit and we are in the process of working with our bank to convert the balance, $584,771, to a long-term note and renewing this equipment purchase line of credit with a $750,000 availability. We anticipate completion of the renewal process no later than March 30, 2006.

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A fixed interest rate term loan in the amount of $85,771.00 dated March 28, 2006 with a maturity date of March 30, 2009. The loan was the result of transferring the balance of the equipment purchase line-of-credit on March 28, 2006 as described above. This loan requires 35 consecutive monthly payments of interest and principal of $8,904.71 each, beginning April 30, 2006 with interest on the unpaid balances at an interest rate of 7.15%, and one principal and interest payment of $378,849.70 on March 30, 2009, with interest on the unpaid balances at an interest rate of 7.15%. This loan had a balance of $584,771.00 on March 31, 2006.

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A working capital line-of-credit with a maximum borrowing amount of $250,000, which bears variable interest at prime plus .75% with an expiration date of April 15, 2004. On April 23, 2004, this line-of-credit was renewed. This line-of-credit was again renewed on March 28, 2006 and has a maturity date of March 30, 2007. The interest rate on this line of credit was reduced to prime on March 28, 2006. This facility is subject to a borrowing base computation based on account receivable and inventory balances. On September 27, 2005, the interest rate was changed to prime plus .25% effective September 1, 2005. The interest rate on this line of credit was 7.50% as of March 31, 2006. This line of credit had a zero balance at March 31, 2006.

In addition, on March 30, 2005 we entered into an offering line of credit with the same bank in the amount of $150,000 to be used to purchase automobiles. The interest rate will be the bank’s auto rate at the closing date with principal and interest payable monthly.

The reducing revolving line of credit, the two lines of credit and the offering line of credit are subject to the provisions of a Security Agreement dated September 18, 2003. Covenants of this agreement provide for the personal guarantees of our majority shareholder and his wife as well as subordination of our debt obligations to the majority shareholder.

The agreement also requires us to meet certain financial covenants.

Financial Covenants:

Compliance with our financial covenants under our financing agreement is determined as of December 31 of each year. We were in compliance with all restrictive covenants as of December 31, 2005 and we anticipate remaining in compliance as of December 31, 2006. Per the terms of our business loan agreements, we must comply with the following three financial covenants and ratios:

1.
Debt Service Coverage Ratio. Maintain a ratio of Debt Service Coverage in excess of 1.250 to 1.000. The term “Debt Service Coverage Ratio” means our Net Operating Income (Net Income + Depreciation + Amortization + Interest Expense) divided by our required principal payments (or Prior year CMLTD) + Interest Expense. This coverage ratio will be evaluated as of year-end.

The formula is EBITDA/CMLTD + interest expense. EBITDA (Earnings before interest, taxes, depreciation, and amortization) will be calculated as operating income (before interest and taxes) plus any depreciation or amortization expenses. CMLTD (current maturities of long term debt plus interest expense) will be computed as: the current maturities (principle payments due within the following 12 months) of all term debt plus all interest expenses from the previous 12 months associated with all debt (term, lines of credit, subordinated, etc.) plus any lease payments due within the following 12 months.

The current principle balances of any other lines of credit or subordinated debt will not be included in CMLTD. This is tested annually from audited financial statements.

2.
Debt / Worth ratio. Maintain a ratio of Debt / Worth not in excess of 4.0 to 1.0. The ratio “Debt / Worth” means our Total Liabilities (less any subordinated debt) divided by our Tangible Net Worth (plus any subordinated debt). This leverage ratio will be evaluated as of year-end.

3.
Maintain a positive current ratio. Current ratio to be calculated based on current assets divided by current liabilities less current maturities of subordinated debt less any outstanding balance on the equipment purchase Line of Credit.

If we fail to meet the required covenants or ratios, we would be in default under our business loan agreement and at the lender’s option, all indebtedness under the agreement would immediately become due and payable.

Our trailing twelve-month debt service coverage ratio for the period ended March 30, 2006 is 1.72:1. We project this ratio to be greater than 1.33 for year-end.

As of March 30, 2006, our working capital ratio was 2.72.

As of March 30, 2006, our debt-to-equity ratio was 1.78.

We are in compliance with all restrictive covenants as of the most recent date required to be tested; the audited financial statements as of and for the year ended December 31, 2005.

All three financial covenants are tested annually using our audited year-end financial statements.

The reducing line-of-credit is collateralized by a blanket lien on our assets as well as the personal guarantee by the principal owner, Richard G. Honan, and his wife, Kathleen M. Honan.

We believe our credit facilities provide us with both short and long-term liquidity, the flexibility to acquire revenue equipment on an as needed basis, and lower our overall capital costs.

We expect to acquire at least $500,000 of additional revenue equipment during 2006. As of March 13, 2006 we have agreements to purchase $89,250 of equipment in the second quarter of 2006.

We believe that our working capital, together with our cash flows from operations, borrowings under our working capital and equipment purchase lines-of-credit and other available funding sources will be sufficient to fund our operations and planned growth for at least 12 months.

Seasonality

The demand for our equipment is somewhat seasonal. This is due mainly to the seasonal demands of the retail, trucking and construction industries. Retailers demand more equipment in the third and fourth quarters of each year to handle peak inventory demands of the holiday shopping season. The trucking industry generally demands more equipment in the third and fourth quarters, and the construction industry generally demand more equipment in the second and third quarters. Most of the equipment rented by the retailers is returned early in January of each year, resulting in decreased cash flow from operations during the first half of every year. We expect this trend to continue.

Off-Balance Sheet Arrangements

We do not engage, nor plan to engage, in any off-balance sheet financing arrangements.

Critical Accounting Policies and Estimates

Our significant accounting policies are disclosed in Note B to our audited financial statements included in this Prospectus. The following discussion addresses our most critical accounting policies, some of which require significant judgment.

The preparation of the financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to those statements. These estimates and assumptions are based upon our evaluation of historical results and anticipated future events. Actual results could differ from those estimates. For purposes of this section, critical accounting policies are those that are, in our management’s view, most important to our financial condition and results of operations and that require significant judgments and estimates. Our management believes our most critical accounting policies relate to the following:

We recognize revenue from the sale of equipment upon delivery. Lease and lease ancillary revenues and related expenses generated under portable storage units and trailers are recognized monthly which approximates a straight-line basis. We recognize revenue from delivery, pick-up and other rental-related activities when the service is provided.

We depreciate our rental equipment on a 10 or 15-year term with 20% residual values. Trailers are depreciated over a 10-year period and containers are depreciated over a 15-year period using the straight-line method. Our management periodically evaluates our depreciation policy against several factors including appraisals from independent parties, profit margins from the sale of depreciated assets, and larger competitor’s depreciation policies.

OUR BUSINESS

We provide portable, temporary storage and transportation solutions to a broad range of industrial and commercial customers in the midwestern United States through our rental fleet of over 1,800 portable storage and trailer units. We own approximately 76% of these units, while the remaining 24% are leased by us from third parties, generally under short-term rental arrangements. During 2005, approximately 73% of our revenues was generated through renting and leasing storage containers (primarily shipping containers that meet International Organization for Standardization (“ISO”) standards for ocean-going shipping containers) and semi-trailers. Fourteen percent of our revenue was generated through the sale of such equipment, and the remaining 13% was generated through ancillary services such as trucking (delivery and pick-up of our equipment) fees and maintenance fees. During 2005, approximately 36% of our revenue was generated by trucking industry customers, 16% from retail industry customers, 10% from wholesale-distribution industry customers, 7% from construction industry customers and 6% from business services industry customers. The remaining 25% was generated from customers in 71 other industries, none of which generates greater than 3% of our revenues. While we currently have two branches and operate in five states (Missouri, Kansas, Illinois, Nebraska and Iowa), we primarily concentrate our operations on the Kansas City and St. Louis metropolitan regions. In 2003, we determined to consolidate our operations to our Kansas City and St. Louis locations and we are no longer actively competing in other markets. Accordingly, we expect to discontinue our operations in Iowa and Nebraska in the near future.

Our business began operations in May 1994. Our products provide secure, accessible temporary storage and transportation for a diversified client base of over 600 customers, from 76 different industries, including retail, construction, trucking, wholesale distribution, and business services. Our customers use our products for a wide variety of storage and transportation applications, including the storage of retail and manufacturing inventory, protection of construction materials and equipment, the handling of peaks in shipping cycles and transportation of material to and from customers or their construction job sites. We primarily obtain our portable storage units by purchasing new and used ocean-going containers and purchasing new and used trailers from the trucking industry. We offer a wide range of products in varying lengths and widths with an assortment of differentiated features such as security systems, multiple doors, electrical wiring and shelving. In addition to our rental operations, we sell new and used portable storage units and provide ancillary services.

We focus on renting instead of selling our portable storage and transportation units. We believe this focus allows us to achieve strong growth, improved profitability and increased predictability of our business. Renting equipment to our customers generates higher profit margins than does selling the same equipment; thus, as we continue to focus on generating more rental revenue, we expect our profitability to improve. Although most of our customer rental agreements are short-term in nature, our average customer keeps a unit on rent for approximately eight months; thus we are better able to predict future rental revenues than equipment sales. We believe our rental model is highly attractive because portable storage and transportation units:

•	Provide predictable, recurring revenues from rentals,

•	Have average monthly rental rates which recoup our unit investment within an average of 20 months (assuming continuous rental at market rates),

•	Our average acquisition cost per container in our rental fleet is $2,493

•	Our average acquisition cost per trailer in our rental fleet is $3,246

•	Have useful lives exceeding 10 years, low maintenance and high residual values.

Since our inception we have increased our revenues every year. Our revenues have increased from approximately $600,000 in 1997 to approximately $4.10 million in 2005.

Industry Overview

The storage industry includes three principal segments, fixed self-storage, warehousing and portable storage.

The fixed self-storage segment consists of permanent structures located away from customer locations. Fixed self-storage is used primarily by consumers to temporarily store excess household goods. This segment is highly fragmented but includes several large national companies. We do not have any fixed self-storage facilities.

The warehousing segment consists of permanent structures located away from customer locations. Primarily commercial customers use warehousing for temporary storage of excess inventory or to provide a distribution location. This segment is highly fragmented but includes several large national companies. We do not have any warehouse facilities.

The portable storage segment differs from the fixed self-storage and warehousing segment because it brings the storage solution to the customer’s location and addresses the need for secure, temporary storage with immediate access. The advantages of portable storage include convenience, immediate accessibility, better security and lower price. In contrast to fixed self-storage, the portable storage segment is primarily used by businesses. This segment is highly fragmented with no truly national participants. Although there are no published estimates of the size of the portable storage segment, we believe the size of the market is expanding due to increasing awareness of the advantages of portable storage. We rent, lease, and sell storage containers and semi-trailers to accommodate the portable storage needs of our customers.

Our goal is to be a leading provider of portable storage solutions in the greater Kansas City and St. Louis markets. We will also consider strategic expansion opportunities in other midwestern markets, either through internal growth or acquisitions of existing businesses, if and only if we believe we can achieve significant market penetration. We believe that our competitive strengths and growth strategy, as outlined below, will enable us to achieve our goals.

Growth Strategy

Our growth strategy consists of the following:

FOCUS ON CORE PORTABLE STORAGE RENTAL BUSINESS IN THE KANSAS CITY AND ST. LOUIS MARKETS. We will continue to focus on growing our rental business in our core Kansas City and St. Louis markets. We believe the rental business provides predictable, recurring revenue and high margins. During 2005, we experienced gross profit margins of 52%. We expect this percentage to remain stable because we do not anticipate lowering rental rates and we feel that we will be able to maintain or improve upon 2005’s fleet utilization rate of 62%. Additionally, we do not expect costs to significantly increase due to an ample supply of companies to choose from that provide repair and maintenance services.

We have the necessary overhead infrastructure in place in Kansas City and St. Louis to accommodate further revenue growth in these markets with lower marginal overhead expenses. We believe we can also increase our service and other ancillary revenues; however our core business will continue to be the rental of temporary, portable storage and transportation units. We believe there is substantial demand for our portable storage units throughout the Kansas City and St. Louis markets, which are our target markets.

GENERATE HIGH LEVELS OF INTERNAL GROWTH IN THE KANSAS CITY AND ST. LOUIS MARKETS. We will continue to focus on increasing the number of portable storage units we rent out from our Kansas City and St. Louis branches to both new and repeat customers. We have historically been able to generate strong internal growth within these markets through aggressive marketing and rental fleet growth. We believe that by increasing awareness of the benefits of portable storage through our targeted marketing and advertising programs, we can continue to increase our rental revenues and generate strong internal growth in these markets. We have phased out our branches in Des Moines, Iowa, Springfield, Missouri and Omaha, Nebraska and are no longer competing for new business in those markets. Our operations in those markets will generally continue only to the extent that we have units already out on customer rental. Once the equipment is returned, we anticipate shifting it to our Kansas City and St. Louis core markets. We believe we can increase our market share in Kansas City and St. Louis and increase revenues in these two markets. We intend to increase our fleet size in these two markets by purchasing additional equipment with funds provided by a subordinate notes offering, cash generated from operations and existing bank financing.

BRANCH EXPANSION. Although we retrenched our operations to focus only on our two core markets, we intend to use our branch model to expand to new markets throughout the Midwestern United States on a limited and very selective basis. We intend to identify new markets in the Midwestern United States where we believe demand for portable storage units is underdeveloped and where we believe we can achieve significant market penetration and a competitive market share. Small local competitors are currently serving these markets. Whenever feasible, we intend to enter a new market by acquiring the storage units and rentals of a small, local portable storage business in order to generate immediate revenue to cover overhead and forego typical branch start-up expenses. We are actively seeking such acquisitions, however, we are in the early stages of the process and are not currently engaged in any negotiations with any specific potential acquisition target companies. Any acquisition will have to meet very stringent economic requirements and justification developed by our management in consultation with the Board of Directors.

Products and Services

We primarily obtain our portable storage units by purchasing or leasing new and used ocean-going containers and purchasing new and used trailers from the trucking industry. We offer a wide range of products in varying lengths and widths with an assortment of differentiated features such as security systems, multiple doors, electrical wiring and shelving. In addition to our rental operations, we sell new and used portable storage units and provide ancillary services.

We provide a wide range of products and services to meet the temporary storage needs of our customers, specifically:

Portable Storage Products:

o
Containers - We purchase or lease new, used and refurbished shipping containers from rental companies, brokers, and shipping lines. These containers are 8’ wide, 8’6” to 9’6” high and 20’ or 40’ long. The condition and age of the containers vary widely to meet the needs of our customers. We can customize containers for customers by adding such items as high security lock boxes, shelving, lighting, and electrical hook-ups.

o
Storage trailers - We purchase or lease used semi-trailers from trucking companies, rental firms and other companies with trailer fleets. These trailers are no longer useful for long, over-the-road transportation of goods. With minor repairs, these trailers are utilized for in-town cartage and storage at customers’ lots or docks, or at one of our lots. The inside dimensions range from 96”-110” wide, 96”-108” high, and 20’, 28’, 40’, 45’, 48’ or 53’ long.

o	Over-the-road trailers - We also purchase new and used semi-trailers that are capable of long-distance transportation. These units have the same dimensions as the storage trailers.

Services:

o
Delivery, pick-up and general cartage - We have the equipment to properly and safely deliver, position, and pick up shipping containers and semi-trailers. We are able to provide prompt service to our customers through an extensive network of trucking companies that we hire to complement our own drayage assets (semi-tractors and specialized semi-trailers designed to lift containers from the ground as well as transport the container) and personnel.

Each customer’s needs are different. Some may need a tractor-trailer to pick up material from a warehouse for drop at a third party site where the trailer will act as storage for several months. We believe we provide such cartage services in a timely and efficient manner.

o
On-site storage - We provide space on our own lots for storage of containers and trailers rented from us as an ancillary service to the rental of our equipment. This allows customers additional flexibility. For example, several customers use one of our lots and equipment for storage of excess merchandise because of space or zoning restrictions at our customer’s location. When a customer needs a particular unit, they call us to arrange delivery. Our trailers serve as a distribution center for certain of our customers, without the added handling and overhead costs of warehouse space.

Branch Operations

Within each market, we have located our branches in areas that allow for easy delivery of portable storage units to our customers. We also seek locations that are visible from high traffic roads as an effective way to advertise our products and our name. Our branches maintain an inventory of portable storage and transportation units available for rent, and some of our branches also provide on-site storage of units under rent. The following table shows information about our branches and locations of equipment as of March 31, 2006:

Location	Functions	Rental Units	Company Personnel	Approximate Lot Size
Kansas City, MO/KS	Rental, sales, administration, on-site storage [*]	1072	12	12 acres
St. Louis, MO/IL	Rental, sales, on-site storage [*]	698	5	6 acres
Des Moines, IA	Remote rental	10	0	N/A
Springfield, MO	Remote rental	7	0	N/A
St. Joseph, MO	Remote rental	68	0	1 acre
Omaha, NE/Council Bluffs, IA	Remote rental	56	0	N/A
Total		1,911	17

[*] Customers who have the need to store semi-trailers on our lot due to space limitations at their location are permitted to do so as part of the rental service. We allow customers access to their rental equipment during regular business hours. We do not have fixed storage or warehouse space.

During 2005, we increased the number of units in the rental fleet by 271 units that was the net result of the purchase of new equipment, the sale of under-utilized equipment and the rental of non-owned equipment from third parties. During 2005, we purchased or rented approximately 730 units and returned approximately 252 non-owned and under-utilized units to companies from whom the equipment was rented, and sold approximated 207 under-utilized units from the rental fleet. Our revenue from the sale of equipment may be limited in the future if we are not able to locate similar equipment to purchase in our geographic region. This has not been the case to date; however, we have noticed an overall decrease in the supply of used containers and trailers. Our rental revenue may be limited due to the amount of equipment we are able to acquire either through purchase or rental from third parties.

Our Kansas City Branch provides overall supervisory responsibility for all activities at all of the branches. The St. Louis branch has a branch operations manager that is responsible for operational management of that branch, in addition to sales persons, driver and maintenance personnel. We do not store idle equipment in any of the other locations.

All of our lots are fenced, gated and locked during non-business hours with the exception of St. Joseph, MO, which has 24-hr security.

Sales and Marketing

As of the date of this Prospectus, we have two people at our Kansas City branch and two in St. Louis that conduct sales and marketing on a full-time basis. We utilize the following methods of advertising to target potential customers:

	Commercial	Residential
Direct Mail	X
Outside Sales	X
Trade Shows	X
Fleet Decals	X	X
Internet Advertising	X	X
Newspaper Ads	X	X
Yellow Pages	X	X

All methods are reviewed and evaluated for effectiveness. The mix of advertising will continually change as we determine which methods best match target markets.

Our sales and marketing force provides information about our products to prospective customers by handling inbound calls and by initiating cold calls. Our sales and marketing employees are compensated on a salary plus commission basis.

Customers

Our customer base is diverse and consists of businesses in a broad range of industries. During 2005, we rented our equipment to more than 600 customers in 76 different industries. Our largest single customer, Satellite Specialized Services, (“SST”) accounted for 29% of our total revenue in 2005 and 6% in 2004. SST rents our equipment on a unit-by-unit, short-term basis. SST uses our equipment to haul freight and cargo for disaster relief efforts. Our second largest customer, Wal-Mart, accounted for 10% of our revenue in 2005, 22% in 2004 and 27% in 2003. Wal-Mart rents our storage equipment on a store-by-store, unit-by-unit, short-term basis. Rental and trucking (delivery and pick-up of storage equipment) rates vary by store location. No single Wal-Mart store accounts for more than 5% of our revenues. Our third largest customer, Mobile Storage Group (“MSG”) accounted for 5% of our revenue in 2005 and 9% in 2004. MSG rents equipment from us and then re-rents the equipment to other companies, primarily in the retail industry. MSG rents our equipment on a unit-by-unit, short-term basis; rental and trucking rates vary by location of rental. No single MSG rental location constituted more than 1% of our revenues. No other customer accounted for more than 3% of total revenue in 2005.

We target customers who can benefit from our portable storage solutions either for seasonal, temporary or long-term storage needs. Because most of our customers rent equipment on a temporary basis, we anticipate and expect annual shifts in our top customers as a percentage of revenue, depending on which customers and industries experience the greatest demand in a given period. Customers use our portable storage units for a wide range of purposes. The following table provides an overview at December 31, 2005 of our customers and how they use our portable storage and transportation units:

Industry*	% 2005 Revenues	Typical Customers	Typical Applications
Trucking	36%	Truck lines, Moving Companies	Transportation of goods, storage at distribution centers
General Retail	16%	Mass merchandisers, Department Stores, Discount Chains	Storage of seasonal and excess merchandise
Wholesale Distributors	10%	Auto Parts Distributors, Construction Materials, Wood Products, General Wholesale goods	Storage of excess and seasonal inventory
Construction	7%	General and sub-contractors	Storage of materials and equipment on job-sites
Business Services	6%	Equipment Rental Companies, Party Rental Companies, Janitorial Services	Re-rental to customers, storage of supplies
All others** (71 different industries)	25%	N/A	N/A
*Based on 2 digit SIC codes* *No other industry constituted greater than 3% of revenues

Seasonality

Due to the business practices of our trucking and retail industry customers, our highest demand for rental of our portable storage and transportation units occurs generally from September through December. Many of these trucking and retail customers return the rental units to us early in the following year. As a result, we experience seasonal fluctuation in cash flow during our first and fourth quarters.

Management Information Systems

In December 1999, we upgraded all of our information systems by licensing software that uses IBM AS/400’s advanced architecture and database design.

Our current management information systems have substantially more capacity than we currently need, but provides a system capable of expanding with our business. The fully integrated system performs functions for rental and sales operations and analysis, accounts receivable, accounts payable, general ledger, purchasing, and equipment maintenance.

We utilize an Application Service Provider (“ASP”) for our customer relations management. The ASP allows our employees instant, worldwide access to customer and sales pipeline information.

A new branch can become fully integrated with the home office, with just a personal computer and an Internet connection.

Rental Terms

The majority of our customer rental agreements provide month-to-month terms. Our average monthly effective rental rate was $142 in 2005. Most of our portable storage units rent for $60 to $200 per month. Over-the-road trailers may rent for as much as $550 per month. Each rental agreement provides that the customer is responsible for the cost of delivery at inception and pickup at termination. Our rental contracts specify that the customer is liable for any damage done to the unit beyond ordinary wear and tear. The customer’s possessions stored within the portable storage unit are the responsibility of the customer. Trailers used for over-the-road purposes require that the customer provide appropriate insurance coverage and related documentation to cover us as loss payee and additional insured.

Our Markets and Competition

We face competition from several local companies in all of our current markets. Our competitors include lessors of storage units, over-the-road and storage trailers and other structures used for portable storage. We also compete with conventional fixed self-storage facilities to a lesser extent. We compete primarily in terms of product quality and availability, rental rates and customer service. Some of our competitors have less debt, greater market share and greater financial resources and pricing flexibility than we possess. Sometimes, a competitor will lower its rental rates in one of our markets to try to gain market share. This may require us to reduce our rental rates as well, which could reduce our profitability in those markets.

In the Kansas City market, including our St. Joseph, Missouri location, we compete with approximately 20 companies that rent portable storage equipment. We estimate that we have the second largest fleet of portable storage equipment in Kansas City and maintain approximately 12% of the market. We estimate that the largest competitor maintains 35% of the market. Competition in the Kansas City market is highly fragmented. Five of the competitors are branch operations of larger companies with ten or more branches across the U.S. Two of the competitors are branch operations of companies with less than five branches. Portable storage rental is not the main business of five of the competitors, but rather a sideline to another, main business such as trucking. We estimate that only the four largest providers of portable storage products have enough equipment to effectively compete for large commercial and industrial customers. Our third largest customer, MSG, entered the Kansas City market as a competitor in 2005. We experienced a slight decrease in revenues from MSG in the Kansas City market in 2005 and expect a larger decrease in 2006 as MSG acquires more of its own equipment at its Kansas City branch. Due to the capital requirements and local business relationships necessary to win and maintain large commercial and industrial accounts, we do not anticipate a significant increase in the number of competitors able to compete for large accounts within the next 12-24 months.

Our revenues grew by approximately 34% in the Kansas City market in 2005 over 2004. This was due to a significant increase in demand for over-the-road equipment from our largest customer in 2005, SST, which used the equipment to haul and store relief supplies to and in areas affected by the hurricanes, a general increase in demand for portable storage products and transportation equipment and a slight increase in market share. We anticipate continued growth and demand for portable storage equipment, as customers become more aware of portable storage options. We also anticipate maintaining or slightly increasing our market share in Kansas City.

In the St. Louis market, we compete with approximately 12 companies that rent portable storage equipment. We estimate that we have the second largest fleet of portable storage equipment in St. Louis and maintain approximately 13% of the market. We estimate that our largest competitor maintains 40% of the market. Competition in the St. Louis market is not as fragmented as in the Kansas City market. Portable storage rental is the main business of most of the competitors. Five of the competitors are branches of larger operations with 10 or more locations. We estimate that only the three largest providers of portable storage products have enough equipment to effectively compete for large commercial and industrial customers. Although MSG competes in the same business as us, MSG has been one of our largest customers over recent years due largely to MSG’s inability to adequately serve its St. Louis-area customers with its own rental fleet. However, since fall of 2004, MSG has increased its fleet capacity in the St. Louis market, and as a result, we experienced a decrease in revenues from MSG in St. Louis and expect that not only will MSG continue to decline as a customer for us, but also they will become a stronger competitor in the market. Due to the capital requirements and local business relationships necessary to win and maintain large commercial and industrial accounts, we do not anticipate a significant increase in the number of competitors able to compete for large accounts within the next 12-24 months.

Our revenues decreased by approximately 2% in the St. Louis market in 2005 over 2004. This was mainly due to a decrease in demand from our second and third largest customers. We anticipate growth in 2006 in demand for portable storage equipment, as customers become more aware of portable storage options. We also anticipate maintaining or slightly increasing our market share in St. Louis, through increased advertising and product awareness. We have doubled our sales staff in St. Louis to generate and support growth.

We no longer compete for business in the Omaha, Des Moines, Springfield, Missouri or Wichita, Kansas markets. We maintain relatively few pieces of equipment in each market to service regional customers who request our services in these markets. Generally, we rent equipment from third parties in those markets to service regional customers who prefer to have us handle the logistics of rental equipment in these markets. Combined, these markets accounted for 4% of our 2005 revenues. We feel these markets may present future expansion opportunities if an acquisition of a local portable storage company becomes available under favorable terms.

Because we feel that Kansas City and St. Louis offer our company the greatest potential for growth and sustained profitable operations, we will continue to focus our resources on increasing revenues and market share in these markets. Combined, these two markets accounted for 96% of 2005 revenues. As we continue to concentrate our efforts in these two markets, our revenues and market share are likely to decline in the other geographical markets where we have a limited presence.

In addition to competition for customers, we face competition in purchasing used ocean-going containers and trailers, which we in turn use to generate rental income in our core business or resell in our secondary business of equipment sales. Several types of businesses purchase used ocean-going containers and trailers, including various freight transportation companies, freight forwarders and commercial and retail storage companies. Some of these companies have greater financial resources than we do. As a result, if the number of available containers and trailers for sale decreases, these competitors may be able to absorb an increase in the cost of equipment, while we may not be able to. If used equipment prices increase substantially, we may not be able to grow our fleet. These price increases also could increase our expenses and reduce our earnings. During 1999-2003, we did not experience a shortage of equipment available to purchase. We began to notice the supply of shipping containers decrease in 2004. This did not affect our ability to find suitable units available for sale and/or to add to our rental fleet in 2005, however, prices for these containers were approximately 30% higher than 2004. We saw a slight increase in supply of containers towards the end of 2005 and a subsequent drop in prices. We anticipate this trend to continue in 2006. We anticipate that we will be able to find enough containers to satisfy the demand in 2006. During 2005, we began to experience a shortage of used semi-trailers available for purchase. Although we were able to purchase or rent enough semi-trailers in 2005 to meet demand, we anticipate the shortage to continue in 2006, and we may not be able to find enough semi-trailers to satisfy the demand in 2006, which will increase our prices, but also limit our revenues.

Competition in our markets may increase significantly in the future. New competitors may enter our markets and may have greater marketing and financial resources than we do. This may allow them to gain market share at our expense. We may have to lower our rental rates because of greater competition. This would lower our profit margins. If our competitors have greater financial resources or lower operating costs, they may be able to sustain these pricing pressures better than we can. Prolonged price competition is likely to have a material adverse effect on our business and results of operations.

We have experienced competitive pricing pressure in both the Kansas City and St. Louis markets during the past four years without negatively impacting our revenues. Two larger companies with more than 30 branches acquired other competitors or opened operations in each of these markets. To rapidly gain market share, both companies, which rent mainly containers and portable offices only, lowered container rental rates for new customers. We were able to maintain our rental rates by acquiring other customers, offering the additional flexibility of trailers, and providing excellent service. Our combined revenues grew in all years since the larger companies opened branches. During the past 12 months, we have won business back from the larger competitors due to superior service and pricing of the larger competitors has remained stable.

Employees

As of the date of this Prospectus, we had approximately 17 full-time employees. Our employees are represented by the following major categories:

Management	2
Administrative	4
Sales and Marketing	4
Drivers	4
Operations/Maintenance	3

Our employees are not represented by a labor union. We consider our relations with our employees to be good. We increased our staff by approximately 42% in 2005 versus 2004. We anticipate that the new employees will help us reduce expenses as they take on work that was previously performed by outside vendors at higher costs and continue to increase revenues as we have relived more operational and administrative tasks from the sales personnel, allowing them to spend more time with current and potential customers.

In addition to our own employees, we retain several third-party vendors to perform work on our behalf. The type of work these vendors perform is trucking, repair and maintenance of the rental fleet, and buildings and grounds maintenance. These vendors are hired on an as-needed basis. For example, we hire third-party trucking companies to deliver and pick-up company equipment to/from our customers when we are not able to handle the workload with our own assets and employees in a timely manner. Third-party vendors perform a significant amount of our repair and maintenance work. Our vendors bill us either on an hourly basis or on a per job (repair job or specific trucking run) basis. We do not have any long-term contracts with any of our third-party vendors. Approximately four different vendors routinely provide trucking services for us and approximately five companies routinely provide repair and maintenance services for us.

Government Regulations

During the past five years in several municipalities in our geographic markets, our customers have been limited in the number of storage units allowed on their property and/or the length of time the equipment was stored on their properties. Although some potential revenues were lost due to such zoning regulation, we were able to provide service to most of these customers by storing the customers’ material in trailers on our lot, which were rented to them, and delivering the trailers to their location when needed. This resulted in additional trucking revenues.

DESCRIPTION OF OUR PROPERTIES

We do not own any real property as we lease all of our locations. We believe that satisfactory alternative properties can be found in all of our markets at the end of the lease agreements, if necessary. The following is a summary of our leased locations:

Location	Functions	Rent Paid in 2005	Property Owner	Lease Termination Date
Kansas City, MO/KS	Rental, on-site storage, sales, administration	$152,000	Manchester Properties, LLC	April 2009
St. Joseph, MO	Kansas City support lot	$9,600	Deffenbaugh Industries, Inc	Month-to-month
St. Louis, MO/IL	Rental, on-site storage, sales	$52,223 [*]	Bi-State Group, LLC	Month-to-month

[*]On January 5, 2006 we entered a three-year lease agreement with Bi-State Group, LLC to lease approximately 6 acres of lot space and 650 square feet of office space for $3,912.00 per month. This will significantly reduce our rent expense in St. Louis in 2006.

Our locations are used primarily to store our storage containers and trailers when they are not on lease off -site for a customer. We do not store idle equipment at any of the other locations. Company owned equipment that comes off rent is returned to Kansas City or St. Louis.

LEGAL PROCEEDINGS

There are no legal proceedings, pending or threatened, to which we are a party. However, we occasionally become a party to routine claims incidental to our business. Most of these claims involve alleged damage to customers’ property while stored in units they rent from us and damage alleged to have occurred during delivery and pick-up of containers. We believe that we carry sufficient insurance to protect us against loss from these types of claims. In addition, we have in the past hired a collection agency that engages an attorney on a contingency basis to collect unpaid invoices on our behalf.

OUR MANAGEMENT

Directors and Executive Officers

Our executive officers and directors, including their ages as of the date of this Prospectus, are as follows:

NAME	AGE	POSITION

Richard G. (Dick) Honan	70	Chairman of the Board of Directors, Chief Executive Officer, and Treasurer

Richard G. (Rick) Honan II	35	Director, Chief Financial Officer, Chief Operating Officer and President

Our by-laws provide for the Board of Directors to be composed of two directors. Each director serves until the next annual shareholders’ meeting and thereafter until his or her successor is duly elected and qualified. Board members receive no compensation for service as a Board Member; however reasonable costs and expenses for attending Board meetings are reimbursed. Our Board of Directors, on an annual basis in conjunction with the annual shareholders’ meeting, appoints our executive officers.

Richard G. (Dick) Honan- Mr. Honan received a Bachelor of Arts degree from the University of Kansas. Mr. Honan has been the Chairman of the Board of Directors, Chief Executive Officer and Treasurer of AT&S Holdings, Inc. since its formation (December 2003). He was one of the original founders of our subsidiary, American Trailer & Storage, Inc. in 1994 and has served as its Chief Executive Officer, Treasurer and Chairman of the Board of Directors since its inception (May 1994). Mr. Honan also served in the United States Marine Corps. Mr. Honan is the founder and Chairman of the National Portable Storage Association (NPSA), a not-for-profit industry association that currently has over 200 member companies. Mr. Honan has owned and operated several small to medium sized companies, including a manufacturers’ representative company, a proprietary trade school that trained persons for the trucking industry and a truck service and repair center. Mr. Honan has never been a director or officer of any other public reporting company. Mr. Honan is the father of Richard G. Honan II, who is our Chief Financial Officer, Secretary and a member of the Board of Directors. He is also currently the President of Capital Enterprises, II, a real estate and finance company owned by him and his wife since formation in 1991. He has not been involved with any other companies during the past ten years.

Richard G. (Rick) Honan II- Mr. Honan received a Bachelor of Arts degree from the University of Kansas through a Naval Reserve Officer’s Training Corps (NROTC) Scholarship and attended the University of Maryland’s Business School. Mr. Honan has been a member of the Board of Directors, Chief Financial Officer and Treasurer of AT&S Holdings, Inc. since its formation (December 2003), and has served as the Chief Financial Officer, Secretary and a member of the Board of Directors of our subsidiary, American Trailer & Storage, Inc., since 2001. American Trailer has employed Mr. Honan since 1999. He has worked in operations and sales, and is currently involved with marketing, information systems management, and finance. Mr. Honan also served on active duty in the United States Navy as a Supply Officer from 1994-1999 and continues to serve in the reserves. Mr. Honan, who holds the rank of Lieutenant Commander, was recalled to active duty in 2003 for six months and served in the Middle East. Mr. Honan has never been a director or officer of any other public reporting company. Mr. Honan is the son of Richard G. Honan, who is our Chief Executive Officer and the Chairman of the Board of Directors.

Code of Ethics

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote;

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

•	Compliance with applicable governmental laws, rules and regulations;

•	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•	Accountability for adherence to the code.

We have adopted a corporate code of ethics that applies to our principal executive officer, principal accounting officer, or persons performing similar functions.

Terms of Office

Our current Board members will continue to retain their position until the next annual shareholders meeting.

Indemnification

Our By-Laws provide for indemnification to all of our officers and directors against any and all expenses, judgments and fines in connection with any threatened, pending or completed action, suit or proceeding arising out of their service as our officer or director.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors, officers and controlling persons, pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

OUR PRINCIPAL OWNERS

The following table provides information concerning the beneficial ownership of our common stock as of the date of the prospectus, for (a) each person known to us to be a beneficial owner of the common shares in excess of 5%; (b) each director; (c) each executive officer designated in the section captioned “Management--Executive Compensation;” and (d) all directors and executive officers as a group. Except as otherwise noted, each person named below had sole voting and investment power with respect to such securities.

Name and address of beneficial owner (1)	Number of shares	Percentage of ownership

Richard G. (Dick) Honan 3505 Manchester Trfwy. Kansas City, Missouri 64129	856,200	78.97%

Jeffrey N. Orr 11732 E. 72nd Street Kansas City, Missouri 64133	124,121	11.45%

Richard G. (Rick) Honan II 3505 Manchester Trfwy. Kansas City, Missouri 64129	103,846	9.58%

All directors and executive officers as a group (2 people)	960,046	88.55%

(1)
The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC. Accordingly they may include securities owned by or for, among others, the spouse and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.

EXECUTIVE COMPENSATION

The following table sets forth all cash compensation we paid our chief executive officer during each of our last three fiscal years. No other of our executive officers received total compensation in excess of $100,000 during fiscal year 2005.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary	Bonus	Other annual compensation	Long-term Compensation	All other compensation
Richard G. (Dick) Honan, CEO, Chairman & Treasurer	2005	$88,329				$ 3,840 [a]
	2004	$83,077				$ 7,321 [a]
	2003	$11,931	-	-	-	$ 159,613 [b]

 -----------------------------------------
[a] Represents the personal usage of an automobile owned by us.

[b] Includes the personal usage of automobiles aggregating $8,755 and $150,858 representing the estimated value of common stock purchase warrants granted to Mr. Honan on July 8, 2003.

Options Grants

On January 5, 2004, we established a Stock Option and Incentive Plan (the “Plan”), covering all of our employees and the employees of American Trailer. The Plan is designed to attract, retain and motivate individuals (employees, directors, consultants and advisors) for the purpose of devoting themselves to our future success. All employees, members of the Board of Directors, consultants and advisors are eligible to participate in the Plan, subject to the discretionary approval of the Board of Directors. The maximum number of shares which may be granted pursuant to the Plan is 5,000,000. Specific terms of each grant are to be determined by the Board at the date of each grant. As of March 14, 2006, no awards or grants under this plan have been granted or approved by the Board of Directors.

Employment Agreements

All of our officers, including our chief executive officer, have employment agreements. All of these agreements are substantially similar (except for compensation amounts). The terms of the employment agreements are effective on the date of the agreements and continue after termination of employment, with respect to non-competition and confidentiality covenants for periods ranging from eighteen months to thirty-six months. The agreements define the employment duties of the officer and establish compensation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Richard G. Honan has provided loans to us on several occasions. The outstanding balances of such borrowings aggregated $512,863 as of December 31, 2003. Such borrowings bear interest at 15.5%, and have been subordinated to our primary lender. On July 15, 2004, Mr. Honan agreed to combine the three notes evidencing the loans. The new note has a due date of February 15, 2008. On August 12, 2004 the new note had an outstanding balance of $461,100 bearing interest at 15.5% per year. On that date, we agreed to pay Mr. Honan monthly payments of $14,000 for 42 months beginning August 15, 2004 and a final payment of $16,442 on February 15, 2008. This loan agreement was amended March 15, 2005 and subsequently amended on September 30, 2005. The amended agreement requires monthly payments of interest only and the principal amount is due April 15, 2007. On March 31, 2006 the new note had a balance of $278,858.00.

Due to bank financing covenants, Mr. Honan cannot be repaid the balance of the new note if the total debt to net worth ratio exceeds the bank’s maximum limit after any such repayment.

On December 31, 2003, to effect our re-organization into a holding company structure, our Board of Directors approved and completed a stock exchange agreement with American Trailer. Our Board of Directors, officers and shareholders were identical to those of American Trailer at the date of the transaction and therefore the companies were under common control. The exchange agreement provided for us to issue 984,167 shares of its common stock for 100% of the outstanding shares of American Trailer. Subsequent to that transaction, we became the parent of American Trailer.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 30,000,000 shares of $.001 par value common stock. As of December 31, 2005 and 2004, shares totaling 1,284,167 and 984,167, respectively, of our common stock were issued and outstanding.

Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares can elect all of the directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefore.

Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Our company has paid dividends in recent years. However, we do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our lenders.

Our Articles of Incorporation and our Bylaws do not contain any provisions which were included to delay, defer, discourage or prevent a change in control.

We are not offering our notes by means of this prospectus.

Subordinated Notes

Our notes have been designated by us as series 2005 and are issued pursuant to a resolution of our board of directors, without an indenture. The following is the summary of the terms of the notes:

Date, Interest, and Payment. Our notes will mature in between 36 and 120 months from the date of issue and will bear interest from the date issued. The exact maturity of each note within that range will be chosen by holder of the note at the time of purchase. Interest at the annual rate (on the basis of a 365-day year), stated on the face of the note will be compounded annually or payable, at the option of the holder selected at the time of purchase, quarterly, semi-annually or annually. The holder may choose to receive monthly interest payments in return for a .50% reduction in the interest rate of the note. If interest payments are compounded, the holder may choose to be paid earned but unpaid interest one time during the term of the note with not less than 30 days written notice to the company. Payments of interest will be made to the person or persons in whose name such note is registered. Principal and interest will be mailed from our principal office to the subordinated note holder on the date due as called for on the subordinated note. The notes will be issued only in registered form without coupons.

Subordination. The indebtedness evidenced by the notes is subordinated and subject to prior payment in full of any other of our debts so that (a) upon insolvency, bankruptcy, or other marshaling of assets and liabilities of us, no payment may be made in respect to the notes unless our other debts should be paid in full; and (b) upon the maturity of any other debt, all amounts payable in respect to such other debt shall be paid in full before any payments may be made on the notes.

For purposes hereof “other debt” means all indebtedness of us for money borrowed, whether outstanding at the date of the resolution or incurred hereafter, which is not expressed to be subordinate or junior in right of payment to any other indebtedness of us for borrowed money. There is no limit of the amount of additional borrowings we may incur.

Restrictive Provisions. No note issued hereunder shall provide any restriction on us for the payment of cash dividends, redemption or issuance of any class of stock, or the amount of other securities, which may be redeemed, purchased, or issued by us.

Transfer Restriction. The notes offered hereby are non-negotiable and are therefore nontransferable without our prior written consent. Due to the non-negotiable nature of the subordinated notes and the lack of a market for the sale of the subordinated notes, even if we permitted a transfer, investors may be unable to liquidate their investment in the notes even if circumstances would otherwise warrant such a sale.

Redemption. The notes offered hereby may be redeemable at our option, at any time as a whole, or from time to time, in part, on any date prior to maturity, upon not less than 30 days notice to you of our intent to redeem the note. The notes to be selected for redemption will be arbitrarily determined by us. We will consider many factors when determining whether to redeem all or a part of the notes including, but not limited to: 1) current interest rates offered for similar maturities (i.e. current interest rates are less than the rate paid on outstanding notes), 2) our current liquidity and funding needs, 3) the interest rate, maturity and terms of other debt financing available to us (i.e. other senior or subordinated debt available to us bears a lower interest rate or longer maturity than the notes outstanding), and 4) funds generated from operations (i.e. we have positive cash flows and cash reserves available to pay down outstanding notes).

After 36 months from the purchase date of the note, the holder may redeem their note prior to maturity upon 60 days written notice to the company. The date of redemption becomes the new maturity date of the note. If the new maturity date results in a lower interest rate than the company had been paying the holder based on the company’s then current interest schedule and the note’s corresponding new maturity date, then the company will withhold the amount of overpaid interest from the redemption payment. A penalty equal to six months interest will also be assessed for early redemption by the holder of the note.

This section provides only a summary of the significant provisions of the notes. You are encouraged to read the entire note certificate prior to making any investment decision.

Transfer agent and registrar of the Notes

We will act as our transfer agent and registrar for the notes.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is based on provisions of the Internal Revenue Code of 1986, applicable regulations thereunder, judicial authority and current administrative rulings now in effect, all of which are subject to change, potentially with a retroactive effect.

This summary applies only to United States holders that are beneficial owners of the notes as “capital assets,” within the meaning of Code Section 1221. This discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules such as (i) banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, (ii) S corporations, (iii) holders subject to the alternative minimum tax, (iv) tax-exempt organizations, (v) insurance companies, (vi) foreign persons or entities, (vii) brokers or dealers in securities or currencies, (viii) holders whose “functional currency” is not the U.S. dollar, or (ix) persons that will hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” (as defined for tax purposes) or persons deemed to sell the notes under the constructive sale provisions of the Code. This summary discusses the Federal income tax considerations applicable to the initial purchase of the notes and does not discuss the tax considerations of a subsequent purchase of the notes. Each prospective purchaser of notes should consult his or her own tax advisor.

The interest income earned on the notes will be taxable income to the holders of the notes. The holder will report the interest income earned on the note in accordance with the holder’s method of accounting for Federal income tax purposes. Holders of monthly notes using the cash basis of accounting will report the interest income in the year the interest is actually or constructively received. Because a note holder may require monthly payment of interest income on the note, the interest income will be treated as constructively received on each interest payment date. Holders of notes using the accrual basis of accounting will include the interest income ratably over the term of the note.

Upon the sale, exchange or redemption of a note, a holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income and not added to the note’s basis, which amount may be received without generating further income) and (ii) such holder’s adjusted tax basis in the note. A holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by the holder. Such capital gain or loss will be long-term capital gain or loss if the holder’s holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by some noncorporate holders, including individuals, will generally be subject to taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Under the Code, we must report the interest earned on notes with respect to each holder to the Internal Revenue Service. No portion of interest generally will be withheld for holders who properly provide us with a taxpayer identification number on Forms W-8 or W-9. If a note holder does not provide us with a taxpayer identification number on Forms W-8 or W-9, we are required to withhold tax on any interest paid. The withholding rate is presently 30% of the interest, but the rate is to reduce over time in stages to 27% in 2006. It is our policy not to sell to anyone refusing to provide a taxpayer identification number on a Form W-8 or W-9.

LEGAL MATTERS

The validity of the subordinated notes offered by this prospectus will be passed upon by Polsinelli Shalton Welte Suelthaus PC, Overland Park, Kansas.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004 included in this prospectus, have been audited by Harold J. Nicholson, Chartered, independent auditors, as stated in their reports appearing herein and has been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement, including all amendments, exhibits and schedules, on Form SB-2 under the Securities Act with respect to the subordinated notes offered. This prospectus, which constitutes a part of the registration statement, omits some of the information contained in the registration statement and the exhibits and financial schedules thereto. Reference is made to the registration statement and related exhibits and schedules for further information with respect to the subordinated debt and us.

Statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and in each instance that reference is made to a copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

You may read and copy any reports, statements, including the registration statement and other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our SEC filings are also available on the SEC’s Internet site (http://www.sec.gov). Except as indicated above, the information on this web site is not and should not be considered part of this document and is not incorporated into this prospectus by reference. This web address is, and is only intended to be, an inactive textual reference.

INDEPENDENT AUDITORS’ REPORT

Board of Directors
AT&S Holdings, Inc.

We have audited the accompanying consolidated balance sheet of AT&S Holdings, Inc. (a Nevada corporation) and its subsidiary as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flow for the years ended December 31, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AT&S Holdings, Inc. at December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

/s/ Harold J. Nicholson, Chartered

Overland Park, Kansas
March 6, 2006

AT&S HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
December 31, 2005

ASSETS

CURRENT ASSETS
Cash (note B9)	$244,908
Accounts and notes receivable
Customers (note B5)	634,742
Other	10,182
644,924
Allowance for doubtful accounts (note B5 & B11)	86,300
558,624
Inventory (note B6)	18,392
Prepaid expenses
Advertising (note B4)	32,422
Other	199,329
231,751
Total Current Assets	1,053,675

PROPERTY AND EQUIPMENT - AT COST (note B7, B11 and C)
Revenue equipment	4,502,442
Delivery equipment	278,377
Vehicles	109,621
Information systems and equipment	207,854
Office equipment	20,222
Leasehold improvements	66,011
5,184,527
Accumulated depreciation	1,633,110
3,551,417

OTHER ASSETS
Deposits	10,110

Deferred loan fees (note B13)	50,000
Accumulated amortization	35,996
14,004
24,114
Total Assets	$4,629,206
The accompanying notes are an integral part of this statement.

AT&S HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
December 31, 2005

LIABILITIES

CURRENT LIABILITIES
Current maturities of long-term debt - other (note C)	$325,166
Line of credit (note C)	516,704
Accounts payable
Trade	398,430
Sales tax payable	7,783
406,213
Accrued liabilities
Salaries	49,978
Payroll taxes and other	1,314
Interest payable	2,476
Security deposits	500
54,268
Total Current Liabilities	1,302,351

LONG-TERM DEBT, less current maturities (note C)
Related party	309,264
Subordinated debentures - related party	45,000
Other	1,855,461
2,209,725

COMMITMENTS (note E)	-

STOCKHOLDERS' EQUITY
Common stock - authorized 30,000,000 shares of $.001 par value;
issued and outstanding 1,084,167 shares (notes F and G)	1,084
Additional paid-in capital (note G)	1,081,690
Retained earnings	34,356
1,117,130
Total Liabilities and Stockholders’ Equity	$4,629,206

The accompanying notes are an integral part of this statement.

AT&S HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31,

	2005	2004
Revenues
Equipment sales	$579,613	$413,129
Equipment rental	2,969,089	2,235,917
Drayage	431,060	441,725
Maintenance	66,075	50,516
Other	40,723	34,696
Total revenues	4,086,560	3,175,983

Cost of sales
Equipment	323,664	294,234
Equipment rental	964,218	527,859
Depreciation	325,108	296,810
Drayage	305,654	351,595
Maintenance	36,159	23,121
Total Cost of Sales	1,954,803	1,493,619
Gross profit	2,131,757	1,682,364
Costs and expenses
Selling, general and administrative expense	1,504,740	1,228,363
Depreciation	80,397	97,144
	1,585,137	1,325,507
Operating Profit	546,620	356,857

Other Income (Expense)
Interest expense - related party	(57,278)	(78,143)
Interest expense - other	(211,129)	(164,319)
Other income	39,057	13,517
Gain on sale of non-revenue equipment	(2,895)	245
	(232,245)	(228,700)
Net Earnings	$314,375	$128,157

BASIC Earnings per share	$0.31	$0.13
Weighted average number of shares	998,688	984,167

DILUTED Earnings per share	$0.31	$0.13
Weighted average number of shares	998,688	984,167
The accompanying notes are an integral part of these statements

AT&S HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

			Additional
	Common Stock		Paid	Retained
	Shares	Amount	in Capital	Earnings	Total

Balance at January 1, 2004	984,167	$984	$1,031,790	($408,176)	$624,598

Net earnings for the year	-	-	-	128,157	128,157

Balance at December 31, 2004	984,167	$984	$1,031,790	($280,019)	$752,755

Issuance of stock (note G)	100,000	100	-	-	100

Additional paid in capital (note G)	-	-	49,900	-	49,900

Net earnings for the year	-	-	-	314,375	314,375

Balance at December 31, 2005	1,084,167	$1,084	$1,081,690	$34,356	$1,117,130

The accompanying notes are an integral part of these statements.

AT&S HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
Years Ended December 31,

	2005	2004

Cash Flows from Operating Activities
Net income	$314,375	$128,157
Adjustments to reconcile net income to cash
provided by operating activities:
Gain on sale of equipment	(193,977)	(54,134)
Depreciation	405,505	393,964
Provision for losses on accounts receivable	93,453	51,070
Change in operating assets and liabilities:
(Increase) in accounts and notes receivable	(183,160)	(182,114)
(Increase) in prepaid expenses	(88,454)	(33,069)
Decrease in deferred loan fees (net)	12,744	14,018
Increase in accounts payable and accrued liabilities	128,447	57,727
Net Cash Provided by Operating Activities	488,933	375,619

Cash Flows from Investing Activities
Proceeds from sale of equipment	535,890	309,139
Purchase of property and equipment	(924,153)	(1,271,337)
Net Cash (Used) by Investing Activities	(388,263)	(962,198)

Cash Flows from Financing Activities
Proceeds from new financing	821,680	994,322
Principal payments of long & short term debt	(783,132)	(594,767)
Sale of common stock (note G)	100	-
Additional paid in capital (note G)	49,900	-
Net Cash Provided by Financing Activities	88,548	399,555

INCREASE (DECREASE) IN CASH	189,218	(187,024)
Cash - beginning of year	55,690	242,714
Cash - end of year	$244,908	$55,690

Interest Paid During Year
Related party	$57,572	$75,861
Other	204,831	146,895
Total	$262,403	$222,756

NOTE A - ORGANIZATION

AT&S Holdings, Inc. (the “Company” or “AT&S”), was formed on December 10, 2003 under the laws of the State of Nevada. The Company was formed by the shareholders of American Trailer & Storage, Inc. (“American Trailer”), which was formed under the laws of the state of Missouri, to serve as a holding company for American Trailer.

American Trailer (a Missouri Corporation) was incorporated on May 12, 1994 and was organized for the purpose of buying, selling and leasing transportation and portable storage equipment. On December 9, 2003, the name was changed from Financial Credit Corporation.

On December 31, 2003, the Company entered into an exchange agreement with American Trailer in which 100% of American Trailer’s outstanding common stock shares were exchanged for 984,167 shares of the Company’s shares. Subsequent to this transaction, AT&S became the parent company of American Trailer.

As defined in Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the above exchange is not considered a business combination. The assets and liabilities of American Trailer were initially recognized at their carrying amount in accordance with SFAS 141, Appendix D, and paragraph 12 and 18.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1)	Consolidated Statements

Per procedural guidance in SFAS No. 141, Business Combinations, Appendix D, the accompanying statements combine the financial data of AT&S and American Trailer.

The effects of intercompany transactions on the balance sheet and income statements have been eliminated.

2)	Revenue Recognition

AT&S adopted SEC Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements, effective October 1, 2000. The adoption of SAB 101 did not materially affect the results of operations or financial position. AT&S’ recognition of revenue criteria meet the four criteria enumerated in SAB 101 which are persuasive evidence an arrangement exists, delivery or services rendered, fixed or determinable price and reasonable assurance of collectibility.

AT&S recognizes revenues from sales of containers upon delivery. Lease and leasing ancillary revenues (supported by rental agreements) and related expenses generated for portable storage units are recognized monthly which approximates a straight-line basis. Revenues and expenses from the delivery and hauling of portable storage units are recognized when these services are rendered.

For the year ended December 31, 2005, 10% of revenues was generated by one customer whose business is retail sales, 5% was generated by another customer whose business is the rental of portable storage containers, and 29% was generated by a third customer whose business is transporting freight. For the year ended December 31, 2004, 22% of revenues were generated by one customer whose business is retail sales, 9% was generated by another customer whose business is the rental of portable storage containers, and 6% was generated by a third customer whose business is transporting freight.

3)	Cost of Sales

Cost of sales in the statements of operations includes the cost of units sold on the specific identification method.

4)	Advertising Costs

All advertising is non-direct response advertising and the costs are expensed as incurred. Those costs for advertising, paid in advance, that extend beyond the year-end are recorded as a prepaid expense. Advertising expense was $108,664 and $61,171 in 2005 and 2004, respectively.

5)	Accounts Receivable

Accounts receivable consist of amounts due from customers from the lease or sale of containers and trailers. The Company records an estimated provision for bad debts and reviews the provision monthly for adequacy. Specific accounts are written off against the allowance when management determines the account is uncollectible.

6)	Inventory

Inventory consists of transportation and portable storage equipment, and is stated at the lower of cost or market value. Cost is determined under the specific identification method and market is the lower of replacement cost or net realizable value.

7)	Property, Plant and Equipment and Depreciation

Property, plant and equipment assets are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the assets’ estimated useful lives for all assets, except for vehicles which use the declining balance method. Residual values of Revenue Equipment are determined when the property is acquired and range up to 20%. In the opinion of management, estimated residual values do not cause carrying values to exceed net realizable value. Normal repairs and maintenance to property and equipment are expensed as incurred. When non-revenue property or equipment is retired or sold, the net book value of the asset, reduced by any proceeds, is charged to gain or loss on the retirement of fixed assets.

For financial reporting purposes, depreciation is recorded over the following useful lives:

Revenue Equipment - Trailers        10 years
Revenue Equipment - Containers      15 years
Vehicles                       5 years
Office Equipment               10 years
Information Systems & Equipment      4-10 years

8)	Income Taxes

Beginning on December 31, 2003, AT&S elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. American Trailer elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code as of January 1, 1996. As such the individual shareholders are taxed personally on the results of operations of each company. Therefore, no provision or liability for income taxes is reflected on the books of the Company.

9)	Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be “cash equivalents”.

10)	Statements of Cash Flow

The Company uses the “indirect method” of reporting operating cash flow, which, in accordance with SFAS No. 95, Statement of Cash Flows, requires disclosure of certain amounts paid during the reporting periods, including interest and income taxes.

As previously discussed, the Company pays no income taxes because it is a Subchapter S Corporation.

11)	Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to those statements. Actual results could differ from those estimates. The most significant estimates included within the financial statements are the allowance for doubtful accounts, the estimated useful lives and residual values of trailers and containers, property and equipment and other asset impairments.

12)	Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. If this review indicates the carrying value of these assets will not be recoverable, as measured based on estimated undiscounted cash flows over their remaining life, the carrying amount would be adjusted to fair value. There has not been any recognition of impairment losses during the years ended December 31, 2005 and 2004.

13)	Deferred Loan Fees

Included in other assets are deferred loan financing fees of $50,000 associated with the cost of obtaining new financing from a bank on September 18, 2003. These fees are being amortized over the original term of the related debt (43 months), using the interest rate method, and are included in “interest expense - other” in the statement of operations. As more fully explained at Note C, the loan associated with these deferred loan fees was refinanced March 30, 2005. The difference in amortization of the fees due to the change in terms is not material and has not been changed.

14)	Impact of Recently Issued Accounting Standards

In November 2004, SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4, was issued and becomes effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

In December 2004, SFAS No. 152, Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67, was issued and becomes effective for financial statements for fiscal years ending after June 15, 2005.

In December 2004, SFAS No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29, was issued and becomes effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, SFAS No. 123, Accounting for Stock-Based Compensation, was revised and becomes effective for awards granted, modified, repurchased or cancelled in interim or annual reporting periods beginning after December 15, 2005.

In May, 2005, SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3, was issued and becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In February, 2006, SFAS No. 155, Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140, was issued and becomes effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

None of these Standards are applicable to the operations of the Company at December 31, 2005.

15)	Earnings Per Share

The Company has adopted SFAS No. 128, Earnings per Share. Pursuant to SFAS No. 128, basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods reported. Diluted earnings per common share are determined assuming the potential dilution of the exercise of warrants into common stock.

Below are the required disclosures pursuant to SFAS No. 128 for:
	Year ended
	December 31,
	2005	2004
BASIC:
Common shares outstanding,
beginning of period	984,167	984,167
Effect of weighting shares:
Weighted common shares issued	14,521	-
Weighted average number of
common shares outstanding	998,688	984,167
Net earnings	$314,375	$128,157
Earnings per share	$0.31	$0.13
DILUTED:
Common shares outstanding,
beginning of period	984,167	984,167
Effect of weighting shares:
Weighted common shares issued	14,521	-
Weighted average number of
Common and common equivalent
shares outstanding	998,688	984,167
Net earnings	$314,375	$128,157
Earnings per share	$0.31	$0.13

NOTE C - LONG-TERM DEBT

Long-term debt at the respective dates consist of:
	2005	2004

Note payable to a bank, collateralized by all inventory, chattel paper accounts, all equipment consisting of containers and trailers, vehicles and general intangibles and personal guarantee of the majority shareholder, payable in monthly installments of $26,690
plus interest at 7%, due on March 30, 2008.	$2,166,276	$2,130,011

Line of credit ($750,000) from a bank, collateralized by all inventory chattel paper, accounts, all equipment consisting of containers and trailers, vehicles and general intangibles and personal
guarantee of the majority shareholder, interest only payable monthly at prime plus .25%, due on March 30, 2006. This loan
was refinanced on March 30, 2005 as explained below.	-	444,247

Note payable to a financial institution, collateralized by a pick-up truck, payable in monthly installments of $480, including
interest at 6.99%, due on September 26, 2008.	14,351	18,962

Subordinated debentures issued with various interest rates and due
at various dates.	45,000	-

Note payable to the majority stockholder, payable in monthly installments of interest only at 15.5%, due on April 15, 2007.
This loan was combined as explained below.	309,264	419,827
	2,534891	3,013,047
Less current maturities
Related party	-	26,066
Other	325,166	296,207
	$2,209,725	$2,690,774

Bank Financing Arrangements

On September 18, 2003, American Trailer refinanced most of its debt obligations with a $2.0 million bank loan. On January 5, 2004 this note was changed from a promissory note to a reducing revolving line of credit. On March 30, 2005, the Company again refinanced this revolving line of credit as explained below.

In addition, American Trailer entered into two line of credit arrangements with the same bank that have been modified on several occasions. Currently the interest rates are prime plus .25% (7% at December 31, 2005 and 6% at December 31, 2004) on advances. Both lines of credit originally matured on April 15, 2004. The maturity dates have been subsequently extended twice. On April 23, 2004 the maturity dates of these lines of credit were originally extended to April 15, 2005. On March 30, 2005 they were further extended to March 30, 2006. The first line of credit arrangement in the amount of $500,000 is to be used for the purchase of revenue equipment. This arrangement increased to $650,000 on November 29, 2004 and to $750,000 on September 27, 2005. There were advances of $516,704 and $444,247 on this line of credit at December 31, 2005 and December 31, 2004, respectively.

The second line of credit in the amount of $250,000 is to be used for working capital purposes. There were no advances on this line of credit at December 31, 2005 and 2004.

On April 23, 2004 the advances of $164,305 and additional borrowings in fiscal 2004 were transferred to the reducing revolving line of credit, and on March 30, 2005 (date of refinancing) the advances of $444,247 and additional borrowings in fiscal 2005 were also transferred to the reducing revolving line of credit. The original maturity date of the revolving line of credit was April 15, 2007 and is now March 30, 2008. The original monthly payment of $24,302 was increased to $26,690 plus interest of 7.85% at March 30, 2005. On September 27, 2005 the interest rate was changed to 7%.

In addition, on March 30, 2005 the Company entered into an offering line of credit with the same bank in the amount of $150,000 to be used to purchase automobiles. The interest rate will be the bank’s automobile financing rate at the closing date with principal and interest payable monthly.

The reducing revolving line of credit, the two lines of credit and the offering line of credit are subject to the provisions of a Security Agreement dated September 18, 2003. Covenants of this Agreement provide for the personal guarantees of the majority shareholder of AT&S and his wife as well as subordination of American Trailer’s debt obligations to the majority shareholder of AT&S.

The agreement also required American Trailer to have a minimum debt service coverage ratio of 1.25. This is to be calculated as EBITDA divided by CMLTD plus interest expense. EBITDA is defined as earnings before interest, depreciation, and amortization and CMLTD plus interest expense is defined as current maturities of all term debt plus all interest expenses associated with all debt.

On April 23, 2004 the bank established that American Trailer was to maintain a positive working capital ratio and would exclude the equipment line of credit balance from this calculation. On March 30, 2005 the ratio requirements were changed to also exclude the current maturities of subordinated debt from the ratio.

The maximum debt to net worth ratio of 4:1 is to be calculated as Total Liabilities less subordinated debt to Total Net Worth plus subordinated debt. This will be reviewed and tested annually from audited financial statements. There were no changes in this requirement on March 30, 2005.

In addition, there are other requirements with respect to the timely submission of financial statements and tax returns to the lender.

The Company was in compliance with all covenants (as amended) as of the required measurement dates of December 31, 2005 and 2004.

Shareholder Financing Arrangements

The note payable to the majority shareholder, of $309,264 at December 31, 2005 and $419,827 at December 31, 2004 is subordinate to the bank loan. This loan was originally due January 1, 2004 and then extended to January 1, 2005. On July 15, 2004, other loans to shareholder (which originally had due dates of August 15, 2004 and September 20, 2004) were combined with this loan, and the due date of the new loan, which required monthly payments of principal and interest was February 15, 2008. This loan agreement was amended on March 15, 2005. The amended agreement required monthly payments of interest only (15.5% per year) and the principal amount was due April 15, 2006. That agreement was further amended on September 30, 2005 by changing the maturity date to April 15, 2007.

Subordinated Debentures

Effective May 13, 2005, AT&S Holdings, Inc. began offering subordinated notes to the public. The notes vary in amount, interest rate, which is payable monthly, and length of time. The aggregate principal amount of the notes is not to exceed five million dollars. The notes are unsecured and subordinate to any and all other indebtedness.
At December 31, 2005, a note in the amount of $20,000, including interest at 9.5% and due November 2, 2015 had been issued to the majority shareholder and a note in the amount of $25,000, including interest at 9.75% and due December 7, 2015 had been issued to a company owned by the majority shareholder.
The aggregate amounts of maturities for all long-term borrowings are as follows:

Year Ending Long-term Debt
  December 31   Requirements

2006    $ 325,166

2007    $ 842,252
2008    $ 1,839,177
2009    $ -
2010    $ -

NOTE D - COMMITMENTS

American Trailer leases office and yard space at 3505 Manchester Trafficway, Kansas City, Missouri, from an unrelated party. The rent was $13,000 per month through March of 2005, and in April 2005, the rent increased to $14,000 per month. The lease expires on March 31, 2009. Rent expense on this property was $165,000 and $156,000 for the years ended December 31, 2005 and 2004, respectively.

In addition, American Trailer leases various facilities and yard space on a monthly basis from various other companies. Related rent expense was $66,138 and $44,480 for the years ended December 31, 2005 and 2004, respectively.

Future minimum rental commitments are as follows:

           Year Ended
 December 31,   Amount
            2006               $168,000
            2007           $177,000
            2008           $180,000
            2009           $ 45,000
            2010        -

NOTE E - RETIREMENT PLAN

A Simple IRA Plan to which both American Trailer and eligible employees contribute was established on March 2, 1997. Employee contributions, which are based upon compensation, are voluntary and cannot exceed the annual maximum amount allowed by the Internal Revenue Code. American Trailer matches 100% of employee contributions up to 3% of employee compensation. Retirement contribution expense was $17,504, and $16,384 for the years ended December 31, 2005, and 2004, respectively.

NOTE F - STOCK OPTION AND INCENTIVE PLAN

On January 5, 2004, the Company established a Stock Option and Incentive Plan, (the Plan), covering all employees of the Company and its affiliates. The Plan is designed to attract, retain and motivate individuals (employees, directors, consultants and advisors) for the purpose of devoting themselves to the future success of the Company. All employees, members of the Board of Directors, consultants and advisors shall be eligible to participate in the Plan, subject to the discretionary approval of the Board of Directors.

The aggregate maximum number of shares for which stock, stock appreciation rights or options may be granted pursuant to the plan is 5,000,000. Specific terms of each grant are to be determined by the Board at the date of each grant. The plan was adopted and approved on January 5, 2004.

No stock, stock appreciation rights or options have been issued or granted at December 31, 2005.

NOTE G - RELATED PARTY TRANSACTIONS

On November 9, 2005, an officer of the Company purchased 100,000 shares of the Company’s registered common stock at the offering price of $.50 per share ($50,000).

AT&S HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS:
	December 31, 2005	March 31, 2006
	(Audited)	(Unaudited)
CURRENT ASSETS
Cash	$244,908	$85,933
Accounts and notes receivable
Customers	634,742	422,394
Other	10,182	4,972
	644,924	427,366
Allowance for doubtful accounts	86,300	86,300
	558,624	341,066
Inventory	18,392	50,322
Prepaid Advertising	32,422	28,417
Other Prepaid Expenses	199,329	275,325
Total Current Assets	1,053,675	781,063

PROPERTY AND EQUIPMENT - AT COST
Revenue equipment	4,502,442	4,594,390
Delivery equipment	278,377	278,377
Vehicles	109,621	109,621
Information systems and equipment	207,854	207,854
Office equipment	20,222	20,222
Leasehold improvements	66,011	66,011
	5,184,527	5,276,475
Accumulated depreciation	1,633,110	1,694,418
	3,551,417	3,582,057
OTHER ASSETS
Deposits	10,110	10,110

Deferred loan fees	50,000	50,000
Accumulated amortization	35,996	38,955
	14,004	11,045
	24,114	21,155
Total Assets	$4,629,206	$4,384,275

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY:

	December 31, 2005	March 31, 2006
CURRENT LIABILITIES	(Audited)	(Unaudited)
Current maturities of long-term debt - related party	$
Current maturities of long-term debt - other	325,166	$387,370
Line of credit	516,704	0
Accounts payable
Trade	398,430	277,290
Sales tax payable	7,783	9,518
	406,213	286,808
Accrued liabilities
Salaries	49,978	29,764
Payroll taxes and other	1,314	2,277
Interest payable	2,476	1,979
Security deposits	500	500
Property taxes	-	4,500
	54,268	39,020
Total Current Liabilities	1,302,351	713,198

LONG-TERM DEBT, less current maturities
Related party	309,264	278,858
Subordinated debentures - related party	45,000	45,000
Other	1,855,461	2,093,677
Subordinated debentures - other	-	41,000
	2,209,725	2,458,535

COMMITMENTS

STOCKHOLDERS' EQUITY
Common stock - authorized 30,000,000 shares of
$.001 par value; issued and outstanding
1,084,167 shares	1,084	1,084
Additional paid-in capital	1,081,690	1,081,690
Retained earnings	34,356	129,768
	1,117,130	1,212,542
Total Liabilities and Stockholders’ Equity	$4,629,206	$4,384,275

The accompanying notes are an integral part of these statements.

AT&S HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED
REVENUE:	March 31, 2005	March 31, 2006
Equipment sales	$160,300	$156,011
Equipment rental	426,447	865,404
Drayage	110,223	95,579
Maintenance	5,797	52,984
Other	8,994	11,159
Total revenue	711,761	1,181,137

COST OF SALES:
Equipment	80,149	90,879
Equipment rental	74,743	310,864
Depreciation	76,374	86,263
Drayage	83,834	85,066
Maintenance	4,958	8,153
Total cost of sales	320,058	581,225
Gross profit	391,703	599,912

COSTS AND EXPENSES:
Selling, general and administrative expenses	346,882	431,307
Depreciation expense	21,986	13,616
	368,868	444,923
Operating profit	22,835	154,989

OTHER INCOME (EXPENSE):
Interest expense - related party	(15,848)	(11,921)
Interest expense - other	(43,359)	(49,168)
Gain (Loss) on sale of non-revenue equipment	451	0
Other income	1,017	1,512
	(57,739)	(59,577)

Net Earnings (Loss)	$(34,904)	$95,412

BASIC net earnings (loss) per share	$(0.04)	$0.09
Weighted average shares outstanding	984,167	1,084,167

DILUTED net earnings (loss) per share	$(0.04)	$0.09
Weighted average shares outstanding	984,167	1,084,167

The accompanying notes are an integral part of these statements.

AT&S HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
MARCH 31, 2006.

	Common	Stock
	Shares	Amount	Additional Paid In Capital	Retained Earnings	Total

Balance at January 1, 2006	1,084,167	$1,084	$1,081,690	$34,356	$1,117,130

Net earnings for the period (unaudited)	-	-	-	$95,412	$95,412

Balance at March 31, 2006 (unaudited)	1,084,167	$1,084	$1,081,690	$129,768	$1,212,542

The accompanying notes are an integral part of these statements.

AT&S HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2005 AND 2006
	THREE MONTHS ENDED
	March 31, 2005	March 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	($34,904)	$95,412
Adjustments to reconcile net earnings (loss) to cash provided (used) by operating activities:
Gain on sale of equipment	(55,713)	(43,607)
Depreciation	98,360	99,879
Provision for losses on accounts receivable	1,172	4,254

Change in operating assets and liabilities:
Decrease in accounts and notes receivable	141,253	213,303
(Increase) decrease in prepaid expenses	3,287	(103,921)
Decrease in deferred loan fees (net)	3,314	2,959
(Decrease) in accounts payable and accrued liabilities	(140,305)	(134,652)
Net cash and cash equivalents provided by operating activities	16,464	133,627

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from sale of equipment	128,050	105,161
Purchase of property and equipment	(107,450)	(192,073)
Net cash and cash equivalents provided (used) by investing activities	20,600	(86,912)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from new financing	66,792	41,000
Principal payments on long and short-term debt	(133,440)	(246,690)
Net cash and cash equivalents (used) by financing activities	(66,648)	(205,690)

(DECREASE) IN CASH	(29,584))	(158,975)
Cash - beginning of period	55,690	244,908
Cash - end of period	$26,106	$85,933

Interest paid during the period:
Related party	$15,934	$12,584
Other	46,212	$45,678
Total interest	$62,146	$58,262

The accompanying notes are an integral part of these statements.

AT&S HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENT PRESENTATION

The Company is providing herein the unaudited historical financial statements of AT&S HOLDINGS, INC. as of March 31, 2006, and for the three months ended March 31, 2006 and 2005. The interim financial statements presented herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The interim financial statements should be read in conjunction with the Company’s annual financial statements, notes and accounting policies included in the Company's most recent annual report on Form 10-KSB as filed with the Securities and Exchange Commission.

The information furnished in this report reflects all adjustments (consisting of only normal recurring accruals), which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. The results of operations for the three month period ended March 31, 2006, are not necessarily indicative of results that may be expected for the fiscal year ending December 31, 2006.

The effects of inter-company transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings at the beginning of the periods presented have been eliminated.

BANKING ARANGEMENTS

On March 28, 2006, the Company changed the terms of our lines of credit and signed an additional term loan with its current bank. The interest rate on the Company’s reducing revolving line of credit was reduced to 6.70% per annum. The Company’s operating line of credit was extended to March 30, 2007 and its interest rate was reduced to prime. The balance of the equipment purchase line of credit, $584,771 was transferred to a new term loan with terms described below. The equipment purchase line of credit’s maturity date was extended to March 30, 2007 and its interest rate was reduced to prime. The new term loan is a fixed interest rate loan in the amount of $584,771.00 dated March 28, 2006 with a maturity date of March 30, 2009. This loan requires 35 consecutive monthly payments of interest and principal of $8,904.71 each, beginning April 30, 2006 with interest on the unpaid balances at an interest rate of 7.15%, and one principal and interest payment of $378,849.70 on March 30, 2009, with interest on the unpaid balances at an interest rate of 7.15%. This loan had a balance of $584,771.00 on March 31, 2006.

SUBORDINATED NOTES

The Company filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission, whereby it registered subordinated notes at $1,000 par for up to $5,000,000 for sale to the public. The net proceeds of these notes (approximately $4,700,000 assuming all notes are sold and after offering expenses) are intended to fund the purchases of revenue equipment. The Commission declared the registration statement effective on May 13, 2005. The offering of notes is not underwritten and is being sold on a best-efforts basis. From May 13, 2005 to March 31, 2006, the Company sold six notes in the aggregate principal amount of $86,000. For the quarter ended March 31, 2006 the Company sold four notes in the aggregate principal amount of $41,000. Costs incurred with the preparation of the initial registration statement were approximately $100,000. The Company’s expenses incurred in connection with the issuance and distribution of the notes from the date our registration statement became effective, May 13, 2005 through March 31, 2006 were approximately $126,000.

(This page has been left blank intentionally.)

No person has been authorized by us to give any information or to make any representation not contained in this Prospectus in connection with the offering described herein, and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer in any jurisdiction to any person to whom such offer would be unlawful or an offer of any securities other than the registered securities to which it relates. Delivery of this Prospectus at any time does not imply that information herein is correct as of any time subsequent to its date as set forth on the cover hereof.

_______________________

AT&S HOLDINGS, INC.
$5,000,000
Subordinated Notes

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

The State of Nevada permits indemnification by a Nevada corporation of with respect to indemnification of officers, directors, employees and agents against liabilities incurred by reason of the fact that such person is or was a director, officer, employee or agent of the corporation.

Consistent therewith, Article XI of the Registrant’s Bylaws contains a provision that indemnifies directors for all liabilities accruing to him or her because of their status as a director except where their alleged acts may be classified as fraud. This provision effectively relieves the director of liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as a breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. This provision does not limit or eliminate the rights of American Trailer or any shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. This provision will not alter a director’s liability under federal securities laws.

Item 25. Other Expenses of Issuance and Distribution.

The following table sets forth expenses and costs payable by the Registrant which are expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee.

Amount
Registration fee under Securities Act	$ 460
Legal fees and expenses	30,000
Accounting fees and expenses	20,000
Printing expenses	5,000
Advertising	174,000
Miscellaneous expenses	1,000
Total	$ 230,460

Item 26. Recent Sales of Unregistered Securities.

Since May 1, 2003, the Issuer has sold registered securities in the following transactions:

•
On July 8, 2003, American Trailer & Storage, Inc. issued Richard G. Honan a warrant to purchase 711,594 shares of common stock of American Trailer & Storage, Inc. at the exercise price of $0.44 per share. As a result of a share exchange that occurred on December 31, 2003 (see below), the warrant issued to Mr. Honan represented the right to purchase 711,594 shares of common stock of A&TS Holdings, Inc.

•
On December 31, 2003, AT&S Holdings, Inc. issued 856,200 shares of common stock, 124,121 shares of common stock and 3,846 shares of common stock to Richard G. Honan, Jeffrey M. Orr and Richard G. Honan II, respectively (the then-shareholders of AT&S Holdings, Inc.) pursuant to a shares exchange agreement whereby the shareholders of American Trailer & Storage, Inc. exchanged all their shares of American Trailer & Storage, Inc. common stock for an equivalent number of shares of common stock of AT&S Holdings, Inc.

•	On December 1, 2004, Mr. Honan exercised the warrant described above, purchasing 711,594 shares of common stock for $315,087 ($44.28 per share).

The shares were issued in reliance upon the exemption from registration contained in Section 4(2) of the Act, as a private offering of securities. Certificates representing the shares have an appropriate legend prohibiting transfer without compliance with the Act. These share transactions were completed in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933, as each offeree was determined to be an accredited investor. There were no offerees other than the foregoing investors. Each of the offerees described above in these transactions were given complete and unfettered access to our books and records. We further determined that each offeree was accredited and therefore had knowledge and experience in financial and business matters and that he, she or it was capable of evaluating the merits and risks of the investment.

Item 27. Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description
3.01
Articles of Incorporation of AT&S (Incorporated by reference to Exhibit 3.01 of the Registrant’s Registration Statement of Form SB-2, as amended, filed with the Securities and Exchange Commission on January 6, 2004 (Commission No. 333-111715)).

3.02
Bylaws of AT&S (Incorporated by reference to Exhibit 3.02 of the Registrant’s Registration Statement of Form SB-2, as amended, filed with the Securities and Exchange Commission on January 6, 2004 (Commission No. 333-111715)).

4.01
Form of subscription agreement. (Incorporated by reference to Exhibit 4.01 to the Registrant’s Registration Statement on Form SB-2, as amended, filed with the Securities and Exchange Commission on April 29, 2004).

4.02	Form of subordinated note.
4.03
Stock Option/incentive plan and option agreement (2004). (Incorporated by reference to Exhibit 4.02 of the Registrant’s Registration Statement of Form SB-2, as amended, filed with the Securities and Exchange Commission on January 6, 2004 (Commission No. 333-111715)).

5	Opinion re legality of subordinated notes.
10.01
Form of container rental agreement. (Incorporated by reference to Exhibit 10.01 of the Registrant’s Registration Statement of Form SB-2, as amended, filed with the Securities and Exchange Commission on January 6, 2004 (Commission No. 333-111715)).

10.02
Form of trailer rental agreement. (Incorporated by reference to Exhibit 10.02 of the Registrant’s Registration Statement of Form SB-2, as amended, filed with the Securities and Exchange Commission on January 6, 2004 (Commission No. 333-111715)).

10.03
Lease agreement dated February 21, 2002 by and between Financial Credit Corporation D/B/A American Trailer & Storage and Manchester Properties, LLC. (Incorporated by reference to Exhibit 10.03 of the Registrant’s Registration Statement of Form SB-2, as amended, filed with the Securities and Exchange Commission on January 6, 2004 (Commission No. 333-111715)).

10.04
$2,534,796 term loan agreement dated March 30, 2005 by and between American Trailer & Storage, Inc. and Commercial Federal Bank. (Incorporated by reference to Exhibit 10.04 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on March 31, 2005).

10.05*
$650,000 equipment purchase line of credit agreement dated March 30, 2005 by and between American Trailer & Storage, Inc. and Commercial Federal Bank.. (Incorporated by reference to Exhibit 10.05 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on March 31, 2005).

10.06
$250,000 working capital line of credit agreement dated March 30, 2005 by and between American Trailer & Storage, Inc. and Commercial Federal Bank. (Incorporated by reference to Exhibit 10.06 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on March 31, 2005).

10.07
Business Loan Agreement dated March 30, 2005 by and between American Trailer & Storage, Inc. and Commercial Federal Bank. (Incorporated by reference to Exhibit 10.07 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on March 31, 2005).

10.08
Commercial Security Agreement dated September 18, 2003 by and between Financial Credit Corporation D/B/A American Trailer & Storage, Inc. and Commercial Federal Bank. (Incorporated by reference to Exhibit 10.08 of the Registrant’s Registration Statement of Form SB-2, as amended, filed with the Securities and Exchange Commission on January 6, 2004 (Commission No. 333-111715)).

10.09
Commercial Guarantee Agreement dated September 18, 2003 by and between Financial Credit Corporation D/B/A American Trailer & Storage, Inc., Richard G. Honan and Commercial Federal Bank. (Incorporated by reference to Exhibit 10.09 of the Registrant’s Registration Statement of Form SB-2, as amended, filed with the Securities and Exchange Commission on January 6, 2004 (Commission No. 333-111715)).

10.10
Exchange agreement dated December 31, 2003 by and between Richard G. Honan and AT&S Holdings, Inc. (Incorporated by reference to Exhibit 10.15 of the Registrant’s Registration Statement of Form SB-2, as amended, filed with the Securities and Exchange Commission on January 6, 2004 (Commission No. 333-111715)).

10.11
Exchange agreement dated December 31, 2003 by and between Richard G. Honan II and AT&S Holdings, Inc. (Incorporated by reference to Exhibit 10.16 of the Registrant’s Registration Statement of Form SB-2, as amended, filed with the Securities and Exchange Commission on January 6, 2004 (Commission No. 333-111715)).

10.12
Exchange agreement dated December 31, 2003 by and between Jeffrey N. Orr and AT&S Holdings, Inc. (Incorporated by reference to Exhibit 10.17 of the Registrant’s Registration Statement of Form SB-2, as amended, filed with the Securities and Exchange Commission on January 6, 2004 (Commission No. 333-111715)).

10.13
Subordinated loan agreement dated March 15, 2005 by and between Richard G. Honan and AT&S Holdings, Inc. (Incorporated by reference to Exhibit 10.13 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2005 (Commission No. 333-111715)).

10.14
Change in Terms Agreement between AT&S Holdings, Inc. and American Trailer & Storage, Inc. and Commercial Federal Bank dated September 27, 2005 relating to the promissory note in the principal amount of $750,000 dated March 30, 2005 of AT&S Holdings, Inc. and American Trailer & Storage, Inc. and related documents. (Incorporated by reference to Exhibit 10.14 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 15, 2005).

10.15
Change in Terms Agreement between AT&S Holdings, Inc. and American Trailer & Storage, Inc. and Commercial Federal Bank dated September 27, 2005 relating to the promissory note in the principal amount of $2,401,345.71 dated March 30, 2005 of AT&S Holdings, Inc. and American Trailer & Storage, Inc. and related documents. (Incorporated by reference to Exhibit 10.15 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 15, 2005 (Commission No. 333-111715)).

10.16
Change in Terms Agreement between AT&S Holdings, Inc. and American Trailer & Storage, Inc. and Commercial Federal Bank dated September 27, 2005 relating to the promissory note in the principal amount of $250,000 dated March 30, 2005 of AT&S Holdings, Inc. and American Trailer & Storage, Inc. and related documents. (Incorporated by reference to Exhibit 10.16 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 15, 2005 (Commission No. 333-111715)).

10.17
Lease agreement dated January 6, 2006 by and between American Trailer & Storage, Inc. and Bi-State Group, LLC. (Incorporated by reference to Exhibit 10.17 of the Registrant’s Annual Report on Form 10-QSB filed with the Securities and Exchange Commission on January 5, 2006).

10.18
Change in Terms Agreement between AT&S Holdings, Inc. and American Trailer & Storage, Inc. and Bank of the West dated March 28, 2006 relating to the promissory note in the principal amount of $750,000 dated March 30, 2005 of AT&S Holdings, Inc. and American Trailer & Storage, Inc. and related documents. (Incorporated by reference to Exhibit 10.18 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2006).

10.19
Change in Terms Agreement between AT&S Holdings, Inc. and American Trailer & Storage, Inc. and Bank of the West dated March 28, 2006 relating to the promissory note in the principal amount of $2,534,795.71 dated March 30, 2005 of AT&S Holdings, Inc. and American Trailer & Storage, Inc. and related documents. (Incorporated by reference to Exhibit 10.19 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2006).

10.20
Change in Terms Agreement between AT&S Holdings, Inc. and American Trailer & Storage, Inc. and Bank of the West dated March 28, 2006 relating to the promissory note in the principal amount of $250,000 dated March 30, 2005 of AT&S Holdings, Inc. and American Trailer & Storage, Inc. and related documents. (Incorporated by reference to Exhibit 10.20 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2006).

10.21
Business Loan Agreement between AT&S Holdings, Inc. and American Trailer & Storage, Inc. and Bank of the West dated March 28, 2006 relating to the promissory note in the principal amount of $584,771 dated March 28, 2006 of AT&S Holdings, Inc. and American Trailer & Storage, Inc. and related documents. (Incorporated by reference to Exhibit 10.21 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2006).

10.22
Promissory Note from AT&S Holdings, Inc. and American Trailer & Storage, Inc. to Bank of the West dated March 28, 2006 in the principal amount of $584,771 dated March 28, 2006. (Incorporated by reference to Exhibit 10.22 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2006).

21.01
Subsidiaries of the registrant. (Incorporated by reference to Exhibit 21.01 of the Registrant’s Registration Statement on Form SB-2, as amended, filed with the Securities and Exchange Commission on January 6, 2006).

23.01	Consent of Harold J. Nicholson, Chartered.
23.03	Consent of Polsinelli Shalton Welte Suelthaus PC (included in Exhibit 5).

Item 28. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this post-effective amendment to the registration statement to be signed on its behalf by the undersigned in the City of Kansas City, State of Missouri, on June 2, 2006.

AT&S HOLDINGS, INC.

By: /s/ RICHARD G.HONAN
Richard G. Honan
Chairman

Pursuant to the requirements of the Securities Act of 1933, this post effective amendment to the registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Name	Title	Date
/s/ RICHARD G. HONAN Richard G. Honan (Chairman)	Chairman and Chief Executive Officer	June 2, 2006
/s/ RICHARD G. HONAN II Richard G. Honan II	Director, Principal Accounting Officer and Secretary	June 2, 2006